No ACT

04006919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 27, 2004

Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary
Continental Airlines, Inc.
Legal Department
41st Floor HQSLG
1600 Smith Street
Houston, TX 77002

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-27-2004

Re: Continental Airlines, Inc.
Incoming letter dated December 12, 2003

Dear Ms. Vogel:

This is in response to your letters dated December 12, 2003, December 24, 2003 and January 21, 2004 concerning a shareholder proposal submitted to Continental by Michael Buus. We also received a letter from the proponent dated December 22, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Martin P. Dunn
Deputy Director

Enclosures

cc: Michael Buus
9814 FM 1960 E, Bypass #1410
Humble, TX 77338

716729

Continental Airlines

Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary

Legal Department
41st Floor HQSLG
1600 Smith Street
Houston TX 77002

Tel 713 324 5207
Fax 713 324 5161
continental.com

December 12, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Michael Buus

Ladies and Gentlemen:

This letter is to inform you that Continental Airlines, Inc. ("***Continental***" or the "***Company***"), intends to omit from its proxy statement and form of proxy for its 2004 annual meeting of stockholders (collectively, the "***2004 Proxy Materials***"), a shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Continental stockholder Michael Buus (the "***Proponent***").

The Proposal requests that Continental's Board of Directors adopt a policy that no member of or nominee to the Board of Directors have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company. Under the terms of the Proposal, the Board of Directors must establish what represents a "material, non-ordinary course investment" such as a controlling interest in competitor companies and/or a substantial portion of an individual's personal assets. The Proponent's letter dated November 26, 2003, which sets forth the Proposal and Supporting Statement, is attached to this letter as Exhibit A.

The Company hereby respectfully requests that the staff of the Division of Corporation Finance (the "***Staff***") concur in its opinion that the Proposal and Supporting Statement may be excluded from Continental's 2004 Proxy Materials on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal and Supporting Statement from the 2004 Proxy Materials. Continental expects to mail its definitive 2004 Proxy Materials on or about February 13, 2004.

Pursuant to Rule 14a-18(j)(1), this letter must be filed with the Commission no later than 80 calendar days before the Company files its definitive 2004 Proxy Materials with the Commission. Continental acknowledges that it has not satisfied this requirement. However, Rule 14a-8(j)(i) permits the Company to submit this letter later than 80 calendar days before filing its definitive 2004 Proxy Materials if it can demonstrate "good cause" for missing the

deadline. Continental hereby respectfully requests that the Staff exercise its discretion authorized under Rule 14a-8(j)(1) to permit this letter to be filed after the deadline by finding good cause based on the following facts:

- the date of this year's annual meeting of stockholders was advanced by the Company by more than 30 days from the date of the previous year's meeting, from May 14 to March 12;

- as required by and in accordance with Rule 14a-5(f), the Company informed its stockholders of the new date of the 2004 annual meeting of stockholders by including a notice, under Item 5, in its quarterly report on Form 10-Q for the quarter ended September 30, 2003, filed with the Commission on October 16, 2003;

- the Company elected not, however, to change the deadline for submitting shareholder proposals for inclusion in the Company's proxy materials for its next annual meeting of stockholders under Rule 14a-8, because the Company determined that:

    - the date on which the Company filed its quarterly report containing the notice of change of the date of the Company's annual meeting (although approximately one month before the date by which such quarterly report was required to be filed) was already less than 120 days prior to the date on which the Company anticipated filing its definitive 2004 Proxy Materials;

    - allowing stockholders to submit proposals on or prior to November 27, 2003, the deadline for submission provided in the proxy statement for the Company's 2003 annual meeting of stockholders, still permitted the Company a reasonable time to address any substantive and procedural flaws in such proposals; and

    - therefore the Company would have unfairly prejudiced its stockholders by selecting and publishing on October 16, 2003, a deadline for the submission of shareholder proposals substantially before the originally-published deadline of November 27, 2003;

- the Proponent submitted his shareholder proposal before November 27, 2003, the expiration of the deadline for submission provided in the proxy statement for the Company's 2003 annual meeting of stockholders; and

- the Company has filed this letter with the Commission as soon as is reasonably practicable after receipt of the Proposal on November 26, 2003.

Continental also respectfully notes that, should the Staff not exercise its discretion authorized under Rule 14a-8(j)(1) to permit this letter to be filed after the 80-day deadline by finding good cause based on the foregoing facts, but the Staff otherwise would have found that the Proposal is excludable for one or more of the substantive reasons set forth below, then Continental will consider changing the date of this year's annual meeting of stockholders to allow a re-submission of its objections to the Proposal at least 80 calendar days before the date on which Continental would then expect to file its definitive 2004 Proxy Materials with the Commission in advance of the new annual meeting date.

As discussed more fully below, Continental believes the Proposal and Supporting Statement may properly be excluded from the 2004 Proxy Materials pursuant to the following provisions:

1. Rule 14a-8(i)(8), because the Proposal relates to election for membership on the Company's Board of Directors;

2. Rule 14a-8(i)(2), because the Proposal, if implemented, would cause the Company to violate a state law to which it is subject;

3. Rule 14a-8(i)(6), because the Proposal requires the Company to implement a proposal for which it lacks power or authority; and

4. Rule 14a-8(i)(9), because the Proposal directly conflicts with one of the Company's own proposals that is to be submitted to the stockholders at the same meeting.

Continental also notes that the Proponent has failed to demonstrate, in accordance with Rule 14a-8(b)(2), that he satisfies the eligibility requirements of Rule 14a-8(b)(1), because he has failed to submit the materials required under Rule 14a-8(b)(2). Continental has notified the Proponent of his failure to satisfy these requirements, and a copy of this correspondence is attached as Exhibit B. If the Proponent fails to respond with 14 days of receipt of this correspondence, or if the Proponent fails to properly satisfy such eligibility requirements within this 14-day period, then Continental may raise with the Staff this failure to meet the eligibility requirements as an additional reason to exclude the Proposal and the Supporting Statement from Continental's 2004 Proxy materials.

I. The Proposal May Be Excluded under Rule 14a-8(i)(8) Because It Relates to Election For Membership on the Company's Board of Directors

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(8), which allows a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that "the principal purpose of [paragraph (i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting

reforms in elections of that nature, since the proxy rules, including Rule 14a-11, are applicable." SEC Release No. 34-12598 (July 7, 1976).

By the terms of the Proposal, the Board of Directors will be asked to adopt a policy that would prevent specific nominees from being elected to the Company's Board of Directors. The Company notes that while the Commission has allowed proposals that would establish qualification for membership on a company's board, it has also taken the position that proposals which target specific candidates are excludable under Rule 14a-8(i)(8). *See, e.g., Duke Energy Corporation, SEC No-Action Letter (Feb. 24, 2000)* (proposal that the company adopt a policy preventing directors from serving on more than four other boards of directors is not excludable); *United Park City Mines Co., SEC No-Action Letter (June 30, 1983)* (proposal that board of directors increase the number of directors is not excludable because it does not relate to the election of a particular person); *Honeywell International Inc., SEC No-Action Letter (Mar. 2, 2000)* (proposal to make directors ineligible for election if they fail to enact a resolution adopted by the shareholders is excludable because it would disqualify identifiable incumbent directors who served on the board at an earlier date when the company did not implement a specific shareholder resolution).

In particular, the Staff has not permitted proponents to avoid this prohibition against targeting specific candidates by drafting proposals that purport to establish general qualifications for membership but in reality are crafted to apply only to particular candidates. *See, e.g., PepsiCo Inc., SEC No-Action Letter (Feb. 01, 1999)* (proposal, which requests the board of directors to establish a policy requiring the resignation of board members whose individual professional responsibilities change, is excludable because it appears to question the ability of two members of the board who will stand for reelection at the upcoming annual meeting); *Delta Airlines, Inc., SEC No-Action Letter (July 21, 1992)* (proposal excluding members of the company's board of directors from reelection if they have been involved in specified conduct is excludable because it calls into question the qualifications of at least one director up for reelection); *Mobil Corp., SEC No-Action Letter (Jan. 29, 1982)* (proposal requesting that the company amend its bylaws to disqualify citizens of OPEC countries from board eligibility is excludable because it calls into question the qualifications of one incumbent director for reelection). The courts have also concurred with the Commission's position. *See Rauchman v. Mobil Corp., 739 F.2d 205, Fed. Sec. L. Rep. (CCH) ¶ 91555 (6th Cir. 1984).*

In *Rauchman*, a shareholder of Mobil Corp. proposed to amend the company's bylaws to disqualify citizens of OPEC-member countries from election to or membership on the company's board of directors. *Rauchman, 739 F.2d at 206.* In concluding that the proposal related to an election to office and thus, under the rules of the Commission, was not required to be included in the company's proxy materials, the court observed:

> It was undisputed that Suliman S. Olayan, a Saudi Arabian citizen, was running for reelection to Mobil's board of directors. The election of Olayan to the board would have been forbidden by the proposed bylaw

> amendment, since the amendment would have made him ineligible to sit on the board. Paragraph one of the proposed comment submitted by Rauchman unmistakably and expressly referred to Olayan, although not by name. *Id at 208.*

In the present case, the Company believes that the Proponent's Proposal has been intentionally crafted to prevent two specific director nominees – Messrs. Bonderman and Price – from being eligible for election to and serving on the Company's Board of Directors, despite being masked in the guise of establishing general qualifications for membership to the Company's Board of Directors. Going beyond the facts in *Rauchman*, however, the Proposal's Supporting Statement specifically discusses one current member of the Company's Board of Directors – Mr. Bonderman – who would be ineligible for reelection and service if the Company's Board of Directors were to adopt and implement the policy set forth in the Proposal.

Moreover, it cannot be said that the policy does not target specific candidates merely because the Proposal grants discretion to the Board of Directors to establish the meaning of a "material, non-ordinary course investment." The Supporting Statement demonstrates that the Proposal's admonishment of improper investments is directed towards those of Mr. Bonderman, and the Proponent provides an explicit example of what the stockholders might consider to be a disqualifying "material, non-ordinary course investment" when adopting the Proposal (by suggesting the definition of "controlling interest in competitor companies and/or a substantial portion of an individual's personal assets"). Nor does the fact that, over the years, a general policy such as the one proposed by the Proponent may have, from time to time, rendered one or more nominees other than Messrs. Bonderman and Price ineligible for election to the Company's Board, take away from the point that the Proposal purports to prohibit the candidacy of current Board nominees. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(8).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because It Requires the Company to Adopt a Proposal That, If Implemented, Would Cause the Company to Violate Delaware Law

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(2), which allows a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Staff has often recognized that conflict with a state's corporation law may be a basis for omission of a proposal and its supporting statement. *See, e.g., Ford Motor Company, SEC No-Action Letter (Feb. 4, 1993)* (proposal, if implemented, would require the company to discriminate between common stockholders in the payment of dividends, in violation of Delaware law); *Sears Roebuck & Company, SEC No-Action Letter (Jan. 13, 1993)* (proposal, if implemented, would require the company to discriminate among common stockholders in voting rights, in violation of New York law); *Exxon Corporation, SEC*

No-Action Letter (Dec. 31, 1992) (proposal, if implemented, would require the company to discriminate among common stockholders in voting rights, in violation of New Jersey law).

Consistent with the foregoing analysis under Rule 14a-8(i)(8), the policy set forth in the Proposal would, if implemented by the Board of Directors, render two incumbent directors ineligible for membership on the Company's Board of Directors. Therefore, implementation and enforcement of the policy by the Board of Directors would necessitate that the Board remove these violating directors. However, under Delaware law, members of the board of directors cannot be removed from the board without a vote of the stockholders and, where removal is for cause, without an opportunity to be heard.

Because Continental is incorporated under the laws of the state of Delaware, it is subject to the provisions of the Delaware General Corporation Law. Section 141(k) of the Delaware General Corporation Law, as amended ("***Section 141(k)***"), provides that "[a]ny director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. . . ." (Continental notes that subsections (1) and (2) of Section 141(k), which provide exceptions to the general rule above but leave intact the fundamental right of stockholders to effect the removal of directors, are inapplicable to the Company because, in the case of subsection (1), Continental does not have a classified board, and in the case of subsection (2), Continental stockholders do not have cumulative voting rights.) A plain reading of Section 141(k) demonstrates that Delaware law expressly reserves the right to remove directors to a company's stockholders, and the provision contemplates that such removal would be effected pursuant to a proper vote of the stockholders.

This fundamental right of Delaware company stockholders has also been well-established by the courts. *See David A. Drexler, et al., Delaware Corporation Law and Practice, §13.01 [11] (2003)* ("The underlying philosophy of the Delaware decisions is that the selection of, and continued service by, directors is a matter solely for the stockholders of the corporation who elected them . . ."); *R. Franklin Balotti and Jesse A. Finkelstein, Delaware Law of Corporations & Business Organizations, §4.4 (2003)* ("Like the right to elect directors, the right to remove directors is a fundamental element of stockholder authority"). Furthermore, where removal of a director is for cause, as would apparently be the case if the Proposal were implemented by the Board of Directors, Delaware courts have held that a director is entitled to fundamental due process rights. *See Campbell v. Loews, Inc., 134 A.2d 852 (Del. Ch. 1957)* (holding that where there is an attempt to remove a director for cause the director is entitled to present his or her defense prior to the vote of stockholders on his or her continued incumbency). As required by Rule 14a-8(j)(2)(iii), the Company has attached hereto as Exhibit C the opinion of Morris, Nichols, Arsht & Tunnell, supporting the Company's position set forth in this Section II. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(2).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because It Requires the Company To Implement a Proposal For Which It Lacks Power or Authority

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(6), which allows a company to exclude a shareholder proposal from its proxy materials "[i]f the company would lack the power or authority to implement the proposal." The staff has a well-established record of recognizing this exclusion. *See, e.g., Alcide Corp., SEC No-Action Letter (Aug. 11, 2003)* (proposal requiring that each member of the company's compensation committee be independent is excludable because the board lacks the power to ensure the election of directors who meet specified criteria); *Boeing Co., SEC No-Action Letter (Feb. 13, 2001)* (proposal recommending that the company's key board committees transition to and maintain directors meeting certain criteria is excludable because it does not appear to be within the board's power to ensure the election of individuals meeting the specified criteria); *Farmer Bros. Co., SEC No-Action Letter (Oct. 15, 2002)* (proposal seeking to amend the company's by-laws to provide that a majority of the board of directors be independent, to form board committees composed entirely of independent directors and to allow for cumulative voting in board elections, is excludable under rule 14a-8(i)(6)).

Implementation and enforcement of the policy set forth in the Proposal would require the Company's Board of Directors to remove two incumbent members because they would no longer be eligible to serve on the Board of Directors. However, as discussed above under Rule 14a-8(i)(2), Section 141(k) expressly reserves to a company's stockholders the right to remove directors. Therefore, because implementation and enforcement of the Proposal would necessitate that the Board remove one or more of its members, and because such removal is expressly prohibited by the laws under which Continental is incorporated, the Company lacks the power or authority to implement the Proposal. The opinion of Morris, Nichols, Arsht & Tunnell, attached as Exhibit C as required by Rule 14a-8(j)(2)(iii), supports the Company's position set forth in this Section III. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(6).

IV. The Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts With One of the Company's Own Proposals

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(9), which allows a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." This exclusion reflects the basic notion that proponents should not be able to frustrate management, and is one the Staff has long recognized. *See, e.g., AOL Time Warner Inc., SEC No-Action Letter (Mar. 03, 2003)* (proposal, which urges the adoption of a policy prohibiting future stock option grants to senior executives in violation of existing employment agreements or similar plans, is excludable because the terms of the company's proposal that seeks approval of a stock option plan conflicted with the shareholder proposal); *Osteotech, Inc.,*

SEC No-Action Letter (Apr. 24, 2000) (proposal, which prohibited in specified circumstances the grant of additional options under a stock option plan to certain officers or directors, is excludable because the company intended to propose a new stock option plan whose provisions would conflict with the shareholder proposal); *INTERLINQ Software Corp., SEC No-Action Letter (Apr. 20, 1999)* (proposal, which relates to the company engaging in a tender offer for its outstanding shares, is excludable because an alternative and conflicting proposal of the company to be voted on by shareholders could provide inconsistent and ambiguous results).

The terms of the Proposal are likely to have the effect of disqualifying nominees from being elected to the Company's Board of Directors. Each year since at least 1995, Continental has submitted proposals in its annual proxy materials that request the stockholders to elect at least one nominee that would be disqualified from serving on the Board if the Proposal were adopted by the stockholders and enacted by the Board. While the nominees for election at this year's annual meeting of stockholders have not yet been recommended to the Board by the Company's Corporate Governance Committee or nominated by the Board, the Company anticipates that there is a material possibility that, at the time the Company's 2004 Proxy Materials are submitted to its shareholders, the Proposal will be in clear and direct conflict with the Company's proposal seeking election of the Board's nominees (especially given that, as discussed above under Rule 14a-8(i)(8), the Proposal is crafted to specifically target and disqualify two current members of the Board of Directors). The Staff and the courts have previously determined that such a proposal is properly excludable. For example, in *Rauchman* (discussed above under Rule 14a-8(i)(8)), the shareholder suggested on appeal that his proposal was not targeted towards Olayan because it would only have an incidental impact on his reelection. *Rauchman v. Mobil Corp., 739 F.2d 205, Fed. Sec. L. Rep. (CCH) ¶ 91555 (6th Cir. 1984).* The court of appeals was not persuaded, however, and noted that "Mobil stockholders could not vote for Rauchman's proposal and at the same time ratify the nomination of Mr. Olayan." *Rauchman, 739 F.2d at 208 (relying on Rauchman v. Mobil Corp., No. C-1-82-174, slip op. at 8 (S.D.Ohio Aug. 4, 1982)).* Like the proposal in *Rauchman*, the current Proposal would likely prevent the stockholders from voting for the Proposal and at the same time electing one or more of the Board's nominees for the Board of Directors. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(9).

For the reasons set forth in this letter, Continental respectfully requests that the Staff concur in its opinion that the Proposal may be excluded from Continental's 2004 Proxy Materials. Continental would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call the undersigned, at 713-324-5207, or Kevin P. Lewis at Vinson & Elkins, at 713-758-3884, if you should need further assistance or have any questions regarding this matter.

Respectfully,

Jennifer L. Vogel KEB

Jennifer L. Vogel

Enclosures

cc: Kevin P. Lewis, Vinson & Elkins

Exhibit A

The Proposal

Ms. Jennifer Vogel
Corporate Secretary
Continental Airlines
1600 Smith St. HGSLG
Houston, TX 77002

VIA FAX: 713-324-5161

Dear Ms. Vogel:

I hereby submit the following resolution in accordance with SEC Rule 14-a-8 to be presented at the Company's 2004 Annual meeting.

I have owned greater than $2,000 in Continental shares continuously for at least one year and I intend to continue to own at least this amount through the date of the 2004 annual meeting. Enclosed please find relevant proof of ownership.

Any written communication should be sent to me at:
Michael Buus
9814 FM 1960 E Bypass #1410
Humble, Texas
77338

Thank you,

Michael Buus

Michael Buus
9814 FM 1960 E Bypass #1410
Humble, Texas
77338

2 Attachments

RESOLVED: That the shareholders of Continental Airlines, ("Continental" or the "Company"), request that the Board of Directors adopt a policy that no member of or nominee to the Board of Directors shall have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company.

The Board of Directors shall establish what represents a "material, non-ordinary course investment" such as controlling interest in competitor companies and/or a substantial portion of an individual's personal assets.

SUPPORTING STATEMENT

As a Continental employee and shareholder, I am deeply concerned for the long-term success of our company. Continental Airlines has struggled to survive and compete in an industry plagued by the threat of terrorism, lower than average passenger traffic and disappointing earnings.

That is why we need a Board of Directors that has only the best interests of Continental shareholders in mind. I believe that Directors who have significant personal or professional financial interests in the success of our competition are compromised in their ability to represent the long-term interests of shareholders.

For example, Continental's Director David Bonderman is the President and founder of Texas Pacific Group (TPG), a company that once held a controlling interest in Continental Airlines. Currently, TPG holds a controlling interest in competitor airline America West and has demonstrated interest in buying other competitor airlines. In addition, just this year, Mr. Bonderman divested nearly all of his equity interest in Continental while continuing to hold a Board position.

This raises serious questions regarding conflicts of interest caused by Director's financial involvement, interest, and/or control in competitor companies and access to highly sensitive business information.

This proposal does not seek to remove Mr. Bonderman from his current position on the Board of Directors. Rather, it asks that the Company adopt a policy that will protect shareholders from potentially costly conflicts of interest as described above.

This proposal does not seek to disqualify Board members or nominees that hold relatively small interests in competitor companies through a diversified portfolio or as part of an indexed fund such as the S&P 500.

SALOMON SMITH BARNEY
A member of citigroup

Your account at Salomon Smith Barney:
- Is Not FDIC Insured
- Is Not Bank Guaranteed
- May Lose Value

We are required to provide you with the enclosed Employee Stock Purchase Plan (ESPP) statement because there was no activity in your account for the prior three months. Please Note: If your company processed an allocation recently, please disregard this statement. Your most current plan balance will be shown on a separate statement detailing the purchase which will be mailed to you under separate cover. If you have any questions, please call us toll free at 1-877-300-6719.

122384 SP83002 2/03

Your Stock Investment Plan Account with Smith Barney
333 W 34th St., New York, NY 10001 Attn: ESPP Department/8th Floor

Telephone: 1-800-367-4777 (U.S. outside of New York) or 1-212-615-7835 (Elsewhere)

Plan No.	Account No.	Trade Date	Trans. Code*	Shares Sold and Purchased	Name of Security	Market*	Price
D9E	XXX-XX-X931	05/02/03		.0000	CONTINENTAL AIRLINES INC.	6	

Reference No.	Amount	US Tax Withheld	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
00000		.	.				

CUSIP Number: 210795-30-8

PLEASE CALL 866-225-7427
FOR CUSTOMER SERVICE

Accumulated Shares	
Previous Balance	Present Balance
376.2799	376.2799

SMITH BARNEY
citigroup

MICHAEL BUUS
9814 FM 1960 BYPASS
1410
HUMBLE, TX
77338

*See reverse side for explanation.
Please retain this statement for your tax records.

Please notify Smith Barney immediately of any discrepancies.

Your Stock Investment Plan Account with Salomon Smith Barney Inc.
333 W 34th St., New York, NY 10001 Attn: ESPP Department/8th Floor

Telephone: 1-800-367-4777 (U.S. outside of New York) or 1-212-615-7835 (Elsewhere)

Plan No.	Account No.	Trade Date	Trans. Code*	Shares Sold and Purchased	Name of Security	Market*	Price
09E	XXX-XX-X931	01/30/03		.0000	CONTINENTAL AIRLINES INC.	4	

Reference No.	Amount	US Tax Withheld	Commission	Withholding Tax	Other Charges	Net Amount	Cash Balance
00000							

CUSIP Number: 210795-30-8

PLEASE CALL 866-225-7427
FOR CUSTOMER SERVICE

Accumulated Shares	
Previous Balance	Present Balance
376.2799	376.2799

SALOMON SMITH BARNEY
A member of citigroup

MICHAEL BUUS
9814 FM 1960 BYPASS
1410
HUMBLE, TX
77338

TOTAL SHARES AVAILABLE
FOR SALE : 119.5987

*See reverse side for explanation.
Please retain this statement for your tax records.

Please notify Salomon Smith Barney Inc. immediately of any discrepancies.

11/26/2003 10:18 7136729622 TEAMSTERS LOCAL 19 PAGE 04
11/26/2003 12:54 7133245082 PAGE 05
Received 11/26/2003 11:53AM in 01:34 on line [6] for GR1794 * Pg 5/5

Exhibit B

Continental's Letter to the Proponent

Continental Airlines

Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary

Legal Department
41st Floor HQSLG
1600 Smith Street
Houston TX 77002

Tel 713 324 5207
Fax 713 324 5161
continental.com

December 9, 2003

VIA FEDERAL EXPRESS

Mr. Michael Buus
9814 FM 1960 E Bypass #1410
Humble, Texas 77338

Dear Mr. Buus:

Thank you for your letter dated November 26, 2003, addressed to me as Secretary of Continental Airlines, Inc. (the "Company"), in which you submitted a shareholder proposal for inclusion in the Company's proxy statement for its next annual meeting of stockholders. We note that your proposal was submitted to us under Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8").

As you may know, Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. Under Rule 14a-8(b)(2), you may prove that you satisfy this eligibility requirement in one of two ways. If you are the registered holder of your securities, which means that your name appears in our records as a shareholder of the Company, we can verify your eligibility on our own. Alternatively, if you are not the registered holder of your securities, you must submit to us a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held your securities for at least one year.

Please note that the materials you submitted to us do not satisfy the requirements of Rule 14a-8(b)(2). Our records do not list you as a registered holder of the Company and you have not submitted an appropriate written statement from the record holder of your securities. In addition, the information you have sent us does not establish any ownership dating back to November 2002. Please note that according to the Securities and Exchange Commission's Staff Legal Bulletin No. 14, dated July 13, 2001, a shareholder's monthly, quarterly or other periodic investment statements do not satisfy the written statement requirement. You must submit an affirmative written statement from the record holder of your securities that specifically verifies that you owned the securities continuously for a period of one year as of the time you submitted your proposal.

For your convenience, a copy of Rule 14a-8 is enclosed.

We are providing you notice of this deficiency under Rule 14a-8(f)(1). If you wish to cure this deficiency, you must submit proof of your ownership to us. Your submission of proof must be postmarked, or transmitted electronically, no later than 14 days from the date in which you receive this notice. If you do not submit proof of ownership within this period, we will exclude your proposal from the proxy statement for next year's annual meeting because of your failure to meet the eligibility requirements. If you do submit proof of ownership within this period, we will review such proof to determine whether the deficiency has been cured. However, please note that we may nevertheless object to your proposal on the basis of other grounds described in Rule 14a-8(i).

Very truly yours,

Jennifer L. Vogel

JLV:bjs
51997v1

C

CODE OF FEDERAL REGULATIONS
TITLE 17--COMMODITY AND SECURITIES EXCHANGES
CHAPTER II--SECURITIES AND EXCHANGE COMMISSION
PART 240--GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A--RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATION OF PROXIES

Current through November 21, 2003; 68 FR 65827

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must

simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[41 FR 53000, Dec. 3, 1976, as amended at 43 FR 58530, Dec. 14, 1978; 44 FR 68456, 68770, Nov. 29, 1979; 48 FR 38222, Aug. 23, 1983; 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29119, May 28, 1998; 63 FR 50622, Sept. 22, 1998]

<General Materials (GM) - References, Annotations, or Tables>

17 C. F. R. § 240.14a-8

17 CFR § 240.14a-8

END OF DOCUMENT

Exhibit C

Opinion of Delaware Counsel

MORRIS, NICHOLS, ARSHT & TUNNELL

LEWIS S. BLACK, JR.
WILLIAM O. LAMOTTE, III
DOUGLAS E. WHITNEY
WILLIAM H. SUDELL, JR.
MARTIN P. TULLY
THOMAS R. HUNT, JR.
A. GILCHRIST SPARKS, III
RICHARD D. ALLEN
DAVID LEY HAMILTON
JOHN F. JOHNSTON
WALTER C. TUTHILL
JACK B. BLUMENFELD
DONALD NELSON ISKEN
DONALD E. REID
THOMAS C. GRIMM
KENNETH J. NACHBAR
ANDREW M. JOHNSTON
MARY B. GRAHAM
MICHAEL HOUGHTON
THOMAS R. PULSIFER
JON E. ABRAMCZYK
ALAN J. STONE
LOUIS G. HERING
FREDERICK H. ALEXANDER
R. JUDSON SCAGGS, JR.
WILLIAM M. LAFFERTY
KAREN JACOBS LOUDEN
DONNA L. CULVER
JULIA HEANEY
JONATHAN I. LESSNER
ROBERT J. DEHNEY
JEFFREY R. WOLTERS
MARYELLEN NOREIKA
DAVID J. TEKLITS
S. MARK HURD
RODGER D. SMITH
ERIC D. SCHWARTZ
STANFORD L. STEVENSON, III
DEREK C. ABBOTT

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

RACHEL A. DWARES
SPECIAL COUNSEL

DAVID A. HARRIS
PATRICIA O. VELLA
GREGORY W. WERKHEISER
WENDY L. WALTER
MICHAEL BUSENKELL
MEGAN E. WARD
BRADLEY W. VOSS
DONNA L. HARRIS
SUSAN D. WOOD*
TODD A. FLUBACHER
THERESA A. TAKEUCHI**
KRISTEN M. HEALEY***
YVETTE C. FITZGERALD
JAMES G. MCMILLAN, III
PATRICIA R. UHLENBROCK
BRIAN J. MCTEAR
GILBERT R. SAYDAH, JR.
PHILIP H. BANGLE
THOMAS W. BRIGGS, JR.
MELISSA A. DIVINCENZO
SEAN P. HANEY
JASON W. HARBOUR
KATHERINE H. BETTERLY
CHRISTOPHER M. WINTER
JACK C. SCHECTER
ANDREW H. LIPPSTONE
CHARLES D. REED
DANIEL B. BUTZ
JAMES C. CARIGNAN
JASON A. CINCILLA
GREGORY T. DONILON
JERRY C. HARRIS, JR.
SEAN T. O'KELLY
JAMES W. PARRETT, JR.
LESLIE A. POLIZOTI
JULIE R. WINDHORN
JAMES D. HONAKER

OF COUNSEL
ANDREW B. KIRKPATRICK, JR.
RICHARD L. SUTTON
DAVID A. DREXLER
JOHANNES R. KRAHMER
O. FRANCIS BIONDI
WALTER L. PEPPERMAN, II

* ADMITTED IN IL ONLY
** ADMITTED IN TX ONLY
*** ADMITTED IN DC & GA ONLY

December 11, 2003

Continental Airlines, Inc.
1600 Smith Street, HQSLG
Houston, TX 77002

Ladies and Gentlemen:

This is in response to your request for our opinion whether a stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted to Continental Airlines, Inc., a Delaware corporation (the "Company" or "Continental"), by Mr. Michael Buus may be omitted from the Company's proxy statement and form of proxy for its 2004 annual meeting of stockholders pursuant to Rule 14a-8(i)(2) or Rule 14a-8(i)(6) under the Securities Exchange Act of 1934.

The Proposal requests that Continental's Board of Directors adopt a policy that no member of or nominee to the Board of Directors have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company. Under the terms of the Proposal, the Board of Directors must establish what represents a "material, non-ordinary course investment" such as a controlling interest in competitor companies and/or a substantial portion of an individual's personal assets.

As explained more fully below, it is our opinion that members of the board of directors of a Delaware corporation may not be removed from the board without a vote of stockholders and, where removal is for cause, without an opportunity to be heard. The Proposal, if implemented, would establish a policy requiring the automatic dismissal of a director or directors from the Company's Board of Directors without the vote or consent of stockholders and without the due process rights contemplated by Delaware law. Because this is contrary to Delaware law, in our opinion, the Proposal may be omitted from the Company's proxy statement and form of proxy in reliance on Rule 14a-8(i)(2), which authorizes the omission of a stockholder proposal if the proposal, if implemented, would "cause the company to violate any state, federal or foreign law to which it is subject." It is also our opinion that the Proposal requires the Company to implement a proposal for which it lacks the power or authority. Therefore, we believe that the Proposal may also be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(6).

The Proposal, if approved by stockholders and adopted by the Board of Directors, would establish a Company policy that no director of the Company have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company. To enforce or give effect to the Proposal, were it adopted, would require the immediate removal from the Company's board of any director or directors who violate that policy.

Section 141(k) of the Delaware General Corporation Law (the "DGCL") is the only provision of Delaware law that provides for the removal of an incumbent director from a corporation's board of directors. It provides:

> Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:
>
> (1) Unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified as provided in subsection (d) of this section, shareholders may effect such removal only for cause; or
>
> (2) In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.
>
> Whenever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.

We note that Continental does not have a classified board or cumulative voting. As a result, paragraphs (1) and (2) above are inapplicable to it and its Board of Directors.

Section 141(k), by its terms, clearly reposes the power to remove directors of a Delaware corporation in the stockholders. Moreover, the statute contemplates that such removal will be accomplished pursuant to a vote of stockholders. This is consistent with the principle that directors are elected by stockholders and manage the corporation's affairs on the stockholders' behalf. This principle is well established in the case law. See David A. Drexler, et al., Delaware Corporation Law and Practice, §13.01 [11] (2003) ("The underlying philosophy of the Delaware decisions is that the selection of, and continued service by, directors is a matter

solely for the stockholders of the corporation who elected them . . ."); R. Franklin Balotti and Jesse A. Finkelstein, Delaware Law of Corporations & Business Organizations, §4.4 (2003) ("Like the right to elect directors, the right to remove directors is a fundamental element of stockholder authority.").[1] Moreover, where removal of a director is for cause, as would apparently be the case if the Proposal were to be implemented, the Delaware courts have held that a director is entitled to fundamental due process rights. Thus, in Campbell v. Loews, Inc., 134 A.2d 852 (Del. Ch. 1957) the Court of Chancery held that where there is an attempt to remove a director for cause the director is entitled to present his or her defense prior to the vote of stockholders on his or her continued incumbency.

The Proposal does not expressly address the consequences of a violation of the policy of which it seeks the adoption. However, that policy can only be given effect if a sitting director who violates the policy can no longer serve on the Company's Board of Directors. This would amount to the removal of a director from the Company's board, without a stockholder vote, and without any opportunity for the director to present a defense.

As a result, in our opinion, the Proposal would, if implemented, cause the Company to violate Delaware law. As a consequence, in our opinion, the Proposal may be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(2).

Because, for the reasons set forth above, the Proposal would establish a policy, the implementation of which would require it to violate Delaware law, it is also our opinion that

---

1 Directors do not have power to remove fellow directors under the DGCL. Whether they could be given that power under a corporation's certificate of incorporation is undecided. Rodman Ward, Jr., et al., Folk on the Delaware General Corporation Law, §141.5 (2003).

Continental does not have the power or authority to implement the Proposal. For that reason, Rule 14a-8(i)(6) provides a separate and independent basis for omission of the Proposal from the Company's proxy statement and form of proxy.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

383605

Continental Airlines

Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary

Legal Department
41st Floor HQSLG
1600 Smith Street
Houston TX 77002

Tel 713 324 5207
Fax 713 324 5161
continental.com

January 21, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Michael Buus

Ladies and Gentlemen:

On December 12, 2003, Continental Airlines, Inc. ("***Continental***" or the "***Company***") filed with the Securities and Exchange Commission a notice pursuant to Rule 14a-8(j) of Continental's intention to omit from its proxy statement and form of proxy for its 2004 annual meeting of stockholders (collectively, the "***2004 Proxy Materials***"), a shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Continental stockholder Michael Buus (the "***Proponent***"). On December 22, 2003, the Proponent filed a substantive response to our December 12, 2003 letter with the Commission. The Proponent's response included a revised proposal (the "***Revised Proposal***"), discussed in greater detail below, that reflects revisions the Proponent would be willing to make to the Proposal in order for it to be included in the Company's 2004 Proxy Materials. On December 24, 2003, Continental filed a letter with the Commission to respond to the Proponent's letter filed on December 22, 2003. Following this filing, the Company announced that Messrs. Bonderman and Price would not stand for reelection to Continental's Board of Directors this year. In light of this recent development, Continental now files this letter with the Commission as an amended response to the Proponent's December 22, 2003 letter.

Continental has reviewed the Proponent's December 22, 2003 letter, including the Revised Proposal, and has concluded that both the Proposal and the Revised Proposal may be omitted from the Company's 2004 Proxy Materials on the bases set forth below. The Company hereby respectfully requests that the staff of the Division of Corporation Finance (the "***Staff***") concur in its opinion.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal, Revised Proposal and Supporting Statement from the 2004 Proxy Materials.

Before discussing the substantive bases supporting Continental's opinion, the Company will briefly address the Proponent's claim that Continental's request for no-action relief from the Commission is time-barred under Rule 14a-8(j)(1). As Continental stated in its December 12,

2003 letter to the Commission, its election not to change the deadline for submitting shareholder proposals was largely based on the Company's determination that changing the date for submission substantially before the original deadline would have unfairly prejudiced its stockholders and that it would still have a reasonable amount of time prior to the annual meeting to address any substantive and procedural flaws in such proposals. Continental believes that these facts demonstrate "good cause" under Rule 14a-8(j)(i) and allow the Commission to exercise its discretion authorized under Rule 14a-8(j)(1) to permit the December 12, 2003 letter to be filed after the deadline.

The Proponent's substantive response merely relies on the Company's acknowledgement that it did not change the deadline for submitting shareholder proposals under Rule 14a-8(j)(1). The Proponent failed to rebut Continental's demonstration of "good cause" and, in particular, offered no argument to support the contention that changing the date for submission substantially before the original deadline would *not* have unfairly prejudiced the Company's stockholders. Accordingly, based on the Proponent's failure to rebut this demonstration of "good cause," Continental respectfully requests that the Staff exercise its discretion authorized under Rule 14a-8(j)(1) to permit the December 12, 2003 letter to be filed after the deadline.

As discussed more fully below, Continental believes the Proposal, Revised Proposal and Supporting Statement may properly be excluded from the 2004 Proxy Materials pursuant to the following provisions:

1. Rule 14a-8(i)(2), because both the Proposal and Revised Proposal, if implemented, could cause the Company to violate a state law to which it is subject; and

2. Rule 14a-8(i)(6), because both the Proposal and Revised Proposal require the Company to implement a proposal for which it lacks power or authority.

I. The Proposal and the Revised Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Either Would Require the Company to Adopt a Proposal That, If Implemented, Could Cause the Company to Violate Delaware Law

Both the Proposal and Revised Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation and enforcement by the Board of Directors would necessitate that the Board remove incumbent directors who have a "material, non-ordinary course investment," and the removal of incumbent directors is a power that is expressly reserved to stockholders under Delaware law. In his response, the Proponent relies on the amended language provided in the Revised Proposal, claiming that preventing effectiveness until the Board nominates directors for 2005 and prohibiting the provision from interfering with the term of any Board member elected in 2004 would prevent the Company from violating Delaware law. Continental does not agree.

The critical failing of the Revised Proposal is that it continues to apply to members of the Company's Board of Directors. It is irrelevant whether the Revised Proposal delays enforcement because such a delay bears no impact on whether the policy may necessitate the removal of incumbent directors when it is implemented and eventually enforced by the Board. It is certainly possible that a person will be eligible for nomination and election to the Company's Board of Directors but may acquire, during the term of his or her membership on the Board, a "material, non-ordinary course investment" that is prohibited by the Revised Proposal. In such a case, Continental believes that enforcement of the policy by the Board of Directors would necessitate the Board to remove the incumbent director, an act which would be in clear violation of Delaware law.

The Proponent suggests that the Revised Proposal, if ultimately adopted as policy, would simply become a guideline for the Board to consider when choosing director nominees. This argument is incorrect in two respects. First, the Revised Proposal cannot be properly characterized as a mere policy "guideline" for the Company's Board of Directors, because its plain language expressly prohibits persons having a "material, non-ordinary course investment" from being a member of the Board. Second, it cannot be properly characterized as applying solely to director nominees, because its plain language expressly encompasses members of the Board as well. Accordingly, based on the foregoing, both the Proposal and Revised Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(2).

II. Both The Proposal and Revised Proposal May Be Excluded Under Rule 14a-8(i)(6) Because Either Requires the Company To Implement a Proposal For Which It Lacks Power or Authority

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(6) because, under Delaware law, the Company's Board of Directors lacks the power or authority to remove incumbent directors. Again, the Proponent relies on the amended language provided in the Revised Proposal. The Proponent claims that preventing effectiveness until the Board nominates directors for 2005 and prohibiting the provision from interfering with the term of any Board member elected in 2004 would provide the Company with the power or authority to implement the Revised Proposal. Continental does not agree.

Continental reiterates that such delayed implementation is irrelevant. The enforcement of the Revised Proposal, however delayed, will trigger the exclusion provided in Rule 14a-8(i)(6) because the policy continues to apply to members of the Company's Board of Directors. Again, it is certainly possible that a person will be eligible for nomination and election to the Company's Board of Directors but may acquire, during the term of his or her membership on the Board, a "material, non-ordinary course investment" that is prohibited by the Revised Proposal. In such a case, enforcement of the policy by the Board of Directors would necessitate the Board to remove the incumbent director, an act which would be in clear violation of Delaware law.

Thus, the Company lacks the power or authority to implement the Revised Proposal. Accordingly, based on the foregoing, both the Proposal and Revised Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(6).

For the reasons set forth in this letter and in our letter of December 12, 2003, Continental respectfully requests that the Staff concur in its opinion that the Proposal and Revised Proposal may be excluded from Continental's 2004 Proxy Materials. Continental would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call the undersigned, at 713-324-5207, or Kevin P. Lewis at Vinson & Elkins, at 713-758-3884, if you should need further assistance or have any questions regarding this matter.

Respectfully,

Jennifer L. Vogel CWA

Jennifer L. Vogel

Enclosures

cc: Kevin P. Lewis, Vinson & Elkins

Exhibit A

No-Action Request, dated December 12, 2003, from the Company

Continental Airlines

Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary

Legal Department
41st Floor HQSLG
1600 Smith Street
Houston TX 77002

Tel 713 324 5207
Fax 713 324 5161
continental.com

December 12, 2003

Paula Dubberly
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIPT COPY
4:30
DEC 12 2003
183

Re: Shareholder Proposal Submitted by Michael Buus

Ladies and Gentlemen:

This letter is to inform you that Continental Airlines, Inc. ("*Continental*" or the "*Company*"), intends to omit from its proxy statement and form of proxy for its 2004 annual meeting of stockholders (collectively, the "*2004 Proxy Materials*"), a shareholder proposal (the "*Proposal*") and supporting statement (the "*Supporting Statement*") submitted by Continental stockholder Michael Buus (the "*Proponent*").

The Proposal requests that Continental's Board of Directors adopt a policy that no member of or nominee to the Board of Directors have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company. Under the terms of the Proposal, the Board of Directors must establish what represents a "material, non-ordinary course investment" such as a controlling interest in competitor companies and/or a substantial portion of an individual's personal assets. The Proponent's letter dated November 26, 2003, which sets forth the Proposal and Supporting Statement, is attached to this letter as Exhibit A.

The Company hereby respectfully requests that the staff of the Division of Corporation Finance (the "*Staff*") concur in its opinion that the Proposal and Supporting Statement may be excluded from Continental's 2004 Proxy Materials on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal and Supporting Statement from the 2004 Proxy Materials. Continental expects to mail its definitive 2004 Proxy Materials on or about February 13, 2004.

Pursuant to Rule 14a-18(j)(1), this letter must be filed with the Commission no later than 80 calendar days before the Company files its definitive 2004 Proxy Materials with the Commission. Continental acknowledges that it has not satisfied this requirement. However, Rule 14a-8(j)(i) permits the Company to submit this letter later than 80 calendar days before filing its definitive 2004 Proxy Materials if it can demonstrate "good cause" for missing the

deadline. Continental hereby respectfully requests that the Staff exercise its discretion authorized under Rule 14a-8(j)(1) to permit this letter to be filed after the deadline by finding good cause based on the following facts:

- the date of this year's annual meeting of stockholders was advanced by the Company by more than 30 days from the date of the previous year's meeting, from May 14 to March 12;

- as required by and in accordance with Rule 14a-5(f), the Company informed its stockholders of the new date of the 2004 annual meeting of stockholders by including a notice, under Item 5, in its quarterly report on Form 10-Q for the quarter ended September 30, 2003, filed with the Commission on October 16, 2003;

- the Company elected not, however, to change the deadline for submitting shareholder proposals for inclusion in the Company's proxy materials for its next annual meeting of stockholders under Rule 14a-8, because the Company determined that:

  - the date on which the Company filed its quarterly report containing the notice of change of the date of the Company's annual meeting (although approximately one month before the date by which such quarterly report was required to be filed) was already less than 120 days prior to the date on which the Company anticipated filing its definitive 2004 Proxy Materials;

  - allowing stockholders to submit proposals on or prior to November 27, 2003, the deadline for submission provided in the proxy statement for the Company's 2003 annual meeting of stockholders, still permitted the Company a reasonable time to address any substantive and procedural flaws in such proposals; and

  - therefore the Company would have unfairly prejudiced its stockholders by selecting and publishing on October 16, 2003, a deadline for the submission of shareholder proposals substantially before the originally-published deadline of November 27, 2003;

- the Proponent submitted his shareholder proposal before November 27, 2003, the expiration of the deadline for submission provided in the proxy statement for the Company's 2003 annual meeting of stockholders; and

- the Company has filed this letter with the Commission as soon as is reasonably practicable after receipt of the Proposal on November 26, 2003.

Continental also respectfully notes that, should the Staff not exercise its discretion authorized under Rule 14a-8(j)(1) to permit this letter to be filed after the 80-day deadline by finding good cause based on the foregoing facts, but the Staff otherwise would have found that the Proposal is excludable for one or more of the substantive reasons set forth below, then Continental will consider changing the date of this year's annual meeting of stockholders to allow a re-submission of its objections to the Proposal at least 80 calendar days before the date on which Continental would then expect to file its definitive 2004 Proxy Materials with the Commission in advance of the new annual meeting date.

As discussed more fully below, Continental believes the Proposal and Supporting Statement may properly be excluded from the 2004 Proxy Materials pursuant to the following provisions:

1. Rule 14a-8(i)(8), because the Proposal relates to election for membership on the Company's Board of Directors;

2. Rule 14a-8(i)(2), because the Proposal, if implemented, would cause the Company to violate a state law to which it is subject;

3. Rule 14a-8(i)(6), because the Proposal requires the Company to implement a proposal for which it lacks power or authority; and

4. Rule 14a-8(i)(9), because the Proposal directly conflicts with one of the Company's own proposals that is to be submitted to the stockholders at the same meeting.

Continental also notes that the Proponent has failed to demonstrate, in accordance with Rule 14a-8(b)(2), that he satisfies the eligibility requirements of Rule 14a-8(b)(1), because he has failed to submit the materials required under Rule 14a-8(b)(2). Continental has notified the Proponent of his failure to satisfy these requirements, and a copy of this correspondence is attached as Exhibit B. If the Proponent fails to respond with 14 days of receipt of this correspondence, or if the Proponent fails to properly satisfy such eligibility requirements within this 14-day period, then Continental may raise with the Staff this failure to meet the eligibility requirements as an additional reason to exclude the Proposal and the Supporting Statement from Continental's 2004 Proxy materials.

I. The Proposal May Be Excluded under Rule 14a-8(i)(8) Because It Relates to Election For Membership on the Company's Board of Directors

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(8), which allows a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that "the principal purpose of [paragraph (i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting

reforms in elections of that nature, since the proxy rules, including Rule 14a-11, are applicable." SEC Release No. 34-12598 (July 7, 1976).

By the terms of the Proposal, the Board of Directors will be asked to adopt a policy that would prevent specific nominees from being elected to the Company's Board of Directors. The Company notes that while the Commission has allowed proposals that would establish qualification for membership on a company's board, it has also taken the position that proposals which target specific candidates are excludable under Rule 14a-8(i)(8). *See, e.g., Duke Energy Corporation, SEC No-Action Letter (Feb. 24, 2000)* (proposal that the company adopt a policy preventing directors from serving on more than four other boards of directors is not excludable); *United Park City Mines Co., SEC No-Action Letter (June 30, 1983)* (proposal that board of directors increase the number of directors is not excludable because it does not relate to the election of a particular person); *Honeywell International Inc., SEC No-Action Letter (Mar. 2, 2000)* (proposal to make directors ineligible for election if they fail to enact a resolution adopted by the shareholders is excludable because it would disqualify identifiable incumbent directors who served on the board at an earlier date when the company did not implement a specific shareholder resolution).

In particular, the Staff has not permitted proponents to avoid this prohibition against targeting specific candidates by drafting proposals that purport to establish general qualifications for membership but in reality are crafted to apply only to particular candidates. *See, e.g., PepsiCo Inc., SEC No-Action Letter (Feb. 01, 1999)* (proposal, which requests the board of directors to establish a policy requiring the resignation of board members whose individual professional responsibilities change, is excludable because it appears to question the ability of two members of the board who will stand for reelection at the upcoming annual meeting); *Delta Airlines, Inc., SEC No-Action Letter (July 21, 1992)* (proposal excluding members of the company's board of directors from reelection if they have been involved in specified conduct is excludable because it calls into question the qualifications of at least one director up for reelection); *Mobil Corp., SEC No-Action Letter (Jan. 29, 1982)* (proposal requesting that the company amend its bylaws to disqualify citizens of OPEC countries from board eligibility is excludable because it calls into question the qualifications of one incumbent director for reelection). The courts have also concurred with the Commission's position. *See Rauchman v. Mobil Corp., 739 F.2d 205, Fed. Sec. L. Rep. (CCH) ¶ 91555 (6th Cir. 1984).*

In *Rauchman*, a shareholder of Mobil Corp. proposed to amend the company's bylaws to disqualify citizens of OPEC-member countries from election to or membership on the company's board of directors. *Rauchman, 739 F.2d at 206.* In concluding that the proposal related to an election to office and thus, under the rules of the Commission, was not required to be included in the company's proxy materials, the court observed:

> It was undisputed that Suliman S. Olayan, a Saudi Arabian citizen, was running for reelection to Mobil's board of directors. The election of Olayan to the board would have been forbidden by the proposed bylaw

> amendment, since the amendment would have made him ineligible to sit on the board. Paragraph one of the proposed comment submitted by Rauchman unmistakably and expressly referred to Olayan, although not by name. *Id at 208.*

In the present case, the Company believes that the Proponent's Proposal has been intentionally crafted to prevent two specific director nominees – Messrs. Bonderman and Price – from being eligible for election to and serving on the Company's Board of Directors, despite being masked in the guise of establishing general qualifications for membership to the Company's Board of Directors. Going beyond the facts in *Rauchman*, however, the Proposal's Supporting Statement specifically discusses one current member of the Company's Board of Directors – Mr. Bonderman – who would be ineligible for reelection and service if the Company's Board of Directors were to adopt and implement the policy set forth in the Proposal.

Moreover, it cannot be said that the policy does not target specific candidates merely because the Proposal grants discretion to the Board of Directors to establish the meaning of a "material, non-ordinary course investment." The Supporting Statement demonstrates that the Proposal's admonishment of improper investments is directed towards those of Mr. Bonderman, and the Proponent provides an explicit example of what the stockholders might consider to be a disqualifying "material, non-ordinary course investment" when adopting the Proposal (by suggesting the definition of "controlling interest in competitor companies and/or a substantial portion of an individual's personal assets"). Nor does the fact that, over the years, a general policy such as the one proposed by the Proponent may have, from time to time, rendered one or more nominees other than Messrs. Bonderman and Price ineligible for election to the Company's Board, take away from the point that the Proposal purports to prohibit the candidacy of current Board nominees. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(8).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because It Requires the Company to Adopt a Proposal That, If Implemented, Would Cause the Company to Violate Delaware Law

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(2), which allows a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Staff has often recognized that conflict with a state's corporation law may be a basis for omission of a proposal and its supporting statement. *See, e.g., Ford Motor Company, SEC No-Action Letter (Feb. 4, 1993)* (proposal, if implemented, would require the company to discriminate between common stockholders in the payment of dividends, in violation of Delaware law); *Sears Roebuck & Company, SEC No-Action Letter (Jan. 13, 1993)* (proposal, if implemented, would require the company to discriminate among common stockholders in voting rights, in violation of New York law); *Exxon Corporation, SEC*

No-Action Letter (Dec. 31, 1992) (proposal, if implemented, would require the company to discriminate among common stockholders in voting rights, in violation of New Jersey law).

Consistent with the foregoing analysis under Rule 14a-8(i)(8), the policy set forth in the Proposal would, if implemented by the Board of Directors, render two incumbent directors ineligible for membership on the Company's Board of Directors. Therefore, implementation and enforcement of the policy by the Board of Directors would necessitate that the Board remove these violating directors. However, under Delaware law, members of the board of directors cannot be removed from the board without a vote of the stockholders and, where removal is for cause, without an opportunity to be heard.

Because Continental is incorporated under the laws of the state of Delaware, it is subject to the provisions of the Delaware General Corporation Law. Section 141(k) of the Delaware General Corporation Law, as amended (*"Section 141(k)"*), provides that "[a]ny director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. . . ." (Continental notes that subsections (1) and (2) of Section 141(k), which provide exceptions to the general rule above but leave intact the fundamental right of stockholders to effect the removal of directors, are inapplicable to the Company because, in the case of subsection (1), Continental does not have a classified board, and in the case of subsection (2), Continental stockholders do not have cumulative voting rights.) A plain reading of Section 141(k) demonstrates that Delaware law expressly reserves the right to remove directors to a company's stockholders, and the provision contemplates that such removal would be effected pursuant to a proper vote of the stockholders.

This fundamental right of Delaware company stockholders has also been well-established by the courts. *See David A. Drexler, et al., Delaware Corporation Law and Practice, §13.01 [11] (2003)* ("The underlying philosophy of the Delaware decisions is that the selection of, and continued service by, directors is a matter solely for the stockholders of the corporation who elected them . . ."); *R. Franklin Balotti and Jesse A. Finkelstein, Delaware Law of Corporations & Business Organizations, §4.4 (2003)* ("Like the right to elect directors, the right to remove directors is a fundamental element of stockholder authority"). Furthermore, where removal of a director is for cause, as would apparently be the case if the Proposal were implemented by the Board of Directors, Delaware courts have held that a director is entitled to fundamental due process rights. *See Campbell v. Loews, Inc., 134 A.2d 852 (Del. Ch. 1957)* (holding that where there is an attempt to remove a director for cause the director is entitled to present his or her defense prior to the vote of stockholders on his or her continued incumbency). As required by Rule 14a-8(j)(2)(iii), the Company has attached hereto as Exhibit C the opinion of Morris, Nichols, Arsht & Tunnell, supporting the Company's position set forth in this Section II. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(2).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because It Requires the Company To Implement a Proposal For Which It Lacks Power or Authority

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(6), which allows a company to exclude a shareholder proposal from its proxy materials "[i]f the company would lack the power or authority to implement the proposal." The staff has a well-established record of recognizing this exclusion. *See, e.g., Alcide Corp., SEC No-Action Letter (Aug. 11, 2003)* (proposal requiring that each member of the company's compensation committee be independent is excludable because the board lacks the power to ensure the election of directors who meet specified criteria); *Boeing Co., SEC No-Action Letter (Feb. 13, 2001)* (proposal recommending that the company's key board committees transition to and maintain directors meeting certain criteria is excludable because it does not appear to be within the board's power to ensure the election of individuals meeting the specified criteria); *Farmer Bros. Co., SEC No-Action Letter (Oct. 15, 2002)* (proposal seeking to amend the company's by-laws to provide that a majority of the board of directors be independent, to form board committees composed entirely of independent directors and to allow for cumulative voting in board elections, is excludable under rule 14a-8(i)(6)).

Implementation and enforcement of the policy set forth in the Proposal would require the Company's Board of Directors to remove two incumbent members because they would no longer be eligible to serve on the Board of Directors. However, as discussed above under Rule 14a-8(i)(2), Section 141(k) expressly reserves to a company's stockholders the right to remove directors. Therefore, because implementation and enforcement of the Proposal would necessitate that the Board remove one or more of its members, and because such removal is expressly prohibited by the laws under which Continental is incorporated, the Company lacks the power or authority to implement the Proposal. The opinion of Morris, Nichols, Arsht & Tunnell, attached as Exhibit C as required by Rule 14a-8(j)(2)(iii), supports the Company's position set forth in this Section III. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(6).

IV. The Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts With One of the Company's Own Proposals

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(9), which allows a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." This exclusion reflects the basic notion that proponents should not be able to frustrate management, and is one the Staff has long recognized. *See, e.g., AOL Time Warner Inc., SEC No-Action Letter (Mar. 03, 2003)* (proposal, which urges the adoption of a policy prohibiting future stock option grants to senior executives in violation of existing employment agreements or similar plans, is excludable because the terms of the company's proposal that seeks approval of a stock option plan conflicted with the shareholder proposal); *Osteotech, Inc.,*

SEC No-Action Letter (Apr. 24, 2000) (proposal, which prohibited in specified circumstances the grant of additional options under a stock option plan to certain officers or directors, is excludable because the company intended to propose a new stock option plan whose provisions would conflict with the shareholder proposal); *INTERLINQ Software Corp., SEC No-Action Letter (Apr. 20, 1999)* (proposal, which relates to the company engaging in a tender offer for its outstanding shares, is excludable because an alternative and conflicting proposal of the company to be voted on by shareholders could provide inconsistent and ambiguous results).

The terms of the Proposal are likely to have the effect of disqualifying nominees from being elected to the Company's Board of Directors. Each year since at least 1995, Continental has submitted proposals in its annual proxy materials that request the stockholders to elect at least one nominee that would be disqualified from serving on the Board if the Proposal were adopted by the stockholders and enacted by the Board. While the nominees for election at this year's annual meeting of stockholders have not yet been recommended to the Board by the Company's Corporate Governance Committee or nominated by the Board, the Company anticipates that there is a material possibility that, at the time the Company's 2004 Proxy Materials are submitted to its shareholders, the Proposal will be in clear and direct conflict with the Company's proposal seeking election of the Board's nominees (especially given that, as discussed above under Rule 14a-8(i)(8), the Proposal is crafted to specifically target and disqualify two current members of the Board of Directors). The Staff and the courts have previously determined that such a proposal is properly excludable. For example, in *Rauchman* (discussed above under Rule 14a-8(i)(8)), the shareholder suggested on appeal that his proposal was not targeted towards Olayan because it would only have an incidental impact on his reelection. *Rauchman v. Mobil Corp., 739 F.2d 205, Fed. Sec. L. Rep. (CCH) ¶ 91555 (6th Cir. 1984).* The court of appeals was not persuaded, however, and noted that "Mobil stockholders could not vote for Rauchman's proposal and at the same time ratify the nomination of Mr. Olayan." *Rauchman, 739 F.2d at 208 (relying on Rauchman v. Mobil Corp., No. C-1-82-174, slip op. at 8 (S.D.Ohio Aug. 4, 1982)).* Like the proposal in *Rauchman*, the current Proposal would likely prevent the stockholders from voting for the Proposal and at the same time electing one or more of the Board's nominees for the Board of Directors. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(9).

For the reasons set forth in this letter, Continental respectfully requests that the Staff concur in its opinion that the Proposal may be excluded from Continental's 2004 Proxy Materials. Continental would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call the undersigned, at 713-324-5207, or Kevin P. Lewis at Vinson & Elkins, at 713-758-3884, if you should need further assistance or have any questions regarding this matter.

Respectfully,

Jennifer L. Vogel

Jennifer L. Vogel

Enclosures

cc: Kevin P. Lewis, Vinson & Elkins

Exhibit A

The Proposal

Ms. Jennifer Vogel
Corporate Secretary
Continental Airlines
1600 Smith St. HGSLG
Houston, TX 77002

VIA FAX: 713-324-5161

Dear Ms. Vogel:

I hereby submit the following resolution in accordance with SEC Rule 14-a-8 to be presented at the Company's 2004 Annual meeting.

I have owned greater than $2,000 in Continental shares continuously for at least one year and I intend to continue to own at least this amount through the date of the 2004 annual meeting. Enclosed please find relevant proof of ownership.

Any written communication should be sent to me at:
Michael Buus
9814 FM 1960 E Bypass #1410
Humble, Texas
77338

Thank you,

Michael Buus

Michael Buus
9814 FM 1960 E Bypass #1410
Humble, Texas
77338

2 Attachments

RESOLVED: That the shareholders of Continental Airlines, ("Continental" or the "Company"), request that the Board of Directors adopt a policy that no member of or nominee to the Board of Directors shall have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company.

The Board of Directors shall establish what represents a "material, non-ordinary course investment" such as controlling interest in competitor companies and/or a substantial portion of an individual's personal assets.

SUPPORTING STATEMENT

As a Continental employee and shareholder, I am deeply concerned for the long-term success of our company. Continental Airlines has struggled to survive and compete in an industry plagued by the threat of terrorism, lower than average passenger traffic and disappointing earnings.

That is why we need a Board of Directors that has only the best interests of Continental shareholders in mind. I believe that Directors who have significant personal or professional financial interests in the success of our competition are compromised in their ability to represent the long-term interests of shareholders.

For example, Continental's Director David Bonderman is the President and founder of Texas Pacific Group (TPG), a company that once held a controlling interest in Continental Airlines. Currently, TPG holds a controlling interest in competitor airline America West and has demonstrated interest in buying other competitor airlines. In addition, just this year, Mr. Bonderman divested nearly all of his equity interest in Continental while continuing to hold a Board position.

This raises serious questions regarding conflicts of interest caused by Director's financial involvement, interest, and/or control in competitor companies and access to highly sensitive business information.

This proposal does not seek to remove Mr. Bonderman from his current position on the Board of Directors. Rather, it asks that the Company adopt a policy that will protect shareholders from potentially costly conflicts of interest as described above.

This proposal does not seek to disqualify Board members or nominees that hold relatively small interests in competitor companies through a diversified portfolio or as part of an indexed fund such as the S&P 500.

SALOMON SMITH BARNEY
A member of citigroup

Your account at Salomon Smith Barney:
- Is Not FDIC Insured
- Is Not Bank Guaranteed
- May Lose Value

We are required to provide you with the enclosed Employee Stock Purchase Plan (ESPP) statement because there was no activity in your account for the prior three months. Please Note: If your company processed an allocation recently, please disregard this statement. Your most current plan balance will be shown on a separate statement detailing the purchase which will be mailed to you under separate cover. If you have any questions, please call us toll free at 1-877-300-6719.

122384 SF83002 2/03

09E XXX-XX-X931 05/02/03 .0000 CONTINENTAL AIRLINES INC. 6

00000

210795-30-8

PLEASE CALL 866-225-7427
FOR CUSTOMER SERVICE

376.2799 376.2799

MICHAEL BUIS
9814 FM 1960 BY PASS
1410
HUMBLE, TX
77338

SMITH BARNEY
citigroup

09E XXX-XX-X931 01/30/03 .0000 CONTINENTAL AIRLINES INC. 4

00000

210795-30-8

PLEASE CALL 866-225-7427
FOR CUSTOMER SERVICE

376.2799 376.2799

MICHAEL BUIS
9814 FM 1960 BY PASS
1410
HUMBLE, TX
77338

SALOMON SMITH BARNEY
A member of citigroup

TOTAL SHARES AVAILABLE
FOR SALE : 119.5987

Exhibit B

Continental's Letter to the Proponent

Continental Airlines

Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary

Legal Department
41st Floor HQSLG
1600 Smith Street
Houston TX 77002

Tel 713 324 5207
Fax 713 324 5161
continental.com

December 9, 2003

VIA FEDERAL EXPRESS

Mr. Michael Buus
9814 FM 1960 E Bypass #1410
Humble, Texas 77338

Dear Mr. Buus:

Thank you for your letter dated November 26, 2003, addressed to me as Secretary of Continental Airlines, Inc. (the "Company"), in which you submitted a shareholder proposal for inclusion in the Company's proxy statement for its next annual meeting of stockholders. We note that your proposal was submitted to us under Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8").

As you may know, Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. Under Rule 14a-8(b)(2), you may prove that you satisfy this eligibility requirement in one of two ways. If you are the registered holder of your securities, which means that your name appears in our records as a shareholder of the Company, we can verify your eligibility on our own. Alternatively, if you are not the registered holder of your securities, you must submit to us a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held your securities for at least one year.

Please note that the materials you submitted to us do not satisfy the requirements of Rule 14a-8(b)(2). Our records do not list you as a registered holder of the Company and you have not submitted an appropriate written statement from the record holder of your securities. In addition, the information you have sent us does not establish any ownership dating back to November 2002. Please note that according to the Securities and Exchange Commission's Staff Legal Bulletin No. 14, dated July 13, 2001, a shareholder's monthly, quarterly or other periodic investment statements do not satisfy the written statement requirement. You must submit an affirmative written statement from the record holder of your securities that specifically verifies that you owned the securities continuously for a period of one year as of the time you submitted your proposal.

For your convenience, a copy of Rule 14a-8 is enclosed.

Continental Airlines

We are providing you notice of this deficiency under Rule 14a-8(f)(1). If you wish to cure this deficiency, you must submit proof of your ownership to us. Your submission of proof must be postmarked, or transmitted electronically, no later than 14 days from the date in which you receive this notice. If you do not submit proof of ownership within this period, we will exclude your proposal from the proxy statement for next year's annual meeting because of your failure to meet the eligibility requirements. If you do submit proof of ownership within this period, we will review such proof to determine whether the deficiency has been cured. However, please note that we may nevertheless object to your proposal on the basis of other grounds described in Rule 14a-8(i).

Very truly yours,

Jennifer L. Vogel

JLV:bjs
51997v1

C

CODE OF FEDERAL REGULATIONS
TITLE 17--COMMODITY AND SECURITIES EXCHANGES
CHAPTER II--SECURITIES AND EXCHANGE COMMISSION
PART 240--GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A--RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATION OF PROXIES

Current through November 21, 2003; 68 FR 65827

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must

simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[41 FR 53000, Dec. 3, 1976, as amended at 43 FR 58530, Dec. 14, 1978; 44 FR 68456, 68770, Nov. 29, 1979; 48 FR 38222, Aug. 23, 1983; 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29119, May 28, 1998; 63 FR 50622, Sept. 22, 1998]

<General Materials (GM) - References, Annotations, or Tables>

17 C. F. R. § 240.14a-8

17 CFR § 240.14a-8

END OF DOCUMENT

Exhibit C

Opinion of Delaware Counsel

Morris, Nichols, Arsht & Tunnell

Lewis S. Black, Jr.
William O. LaMotte, III
Douglas E. Whitney
William H. Sudell, Jr.
Martin P. Tully
Thomas R. Hunt, Jr.
A. Gilchrist Sparks, III
Richard D. Allen
David Lay Hamilton
John F. Johnston
Walter C. Tuthill
Jack B. Blumenfeld
Donald Nelson Isken
Donald E. Reid
Thomas C. Grimm
Kenneth J. Nachbar
Andrew M. Johnston
Mary B. Graham
Michael Houghton
Thomas R. Pulsifer

Jon E. Abramczyk
Alan J. Stone
Louis G. Hering
Frederick H. Alexander
R. Judson Scaggs, Jr.
William M. Lafferty
Karen Jacobs Louden
Donna L. Culver
Julia Heaney
Jonathan I. Lessner
Robert J. Dehney
Jeffrey R. Wolters
Martellen Noreika
David J. Teklits
S. Mark Hurd
Rodger D. Smith
Eric D. Schwartz
Stanford L. Stevenson, III
Derek C. Abbott

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

Rachel A. Dwares
Special Counsel

David A. Harris
Patricia O. Vella
Gregory W. Werkheiser
Wendy L. Walter
Michael Busenkell
Megan E. Ward
Bradley W. Voss
Donna L. Harris
Susan D. Wood*
Todd A. Flubacher
Theresa A. Takeuchi**
Kristen M. Healey***
Yvette C. Fitzgerald
James G. McMillan, III
Patricia R. Uhlenbrock
Brian J. McTear
Gilbert R. Saydah, Jr.
Philip H. Bangle
Thomas W. Briggs, Jr.
Melissa A. DiVincenzo
Sean P. Haney

Jason W. Harbour
Katherine H. Betterly
Christopher M. Winter
Jack C. Schecter
Andrew H. Lippstone
Charles D. Reed
Daniel B. Butz
James C. Carignan
Jason A. Cincilla
Gregory T. Donilon
Jerry C. Harris, Jr.
Sean T. O'Kelly
James W. Parrett, Jr.
Leslie A. Polizoti
Julie R. Windhorn
James D. Honaker

Of Counsel
Andrew B. Kirkpatrick, Jr.
Richard L. Sutton
David A. Drexler
Johannes R. Kraehmer
O. Francis Biondi
Walter L. Pepperman, II

* Admitted in IL only
** Admitted in TX only
*** Admitted in DC & GA only

December 11, 2003

Continental Airlines, Inc.
1600 Smith Street, HQSLG
Houston, TX 77002

Ladies and Gentlemen:

This is in response to your request for our opinion whether a stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted to Continental Airlines, Inc., a Delaware corporation (the "Company" or "Continental"), by Mr. Michael Buus may be omitted from the Company's proxy statement and form of proxy for its 2004 annual meeting of stockholders pursuant to Rule 14a-8(i)(2) or Rule 14a-8(i)(6) under the Securities Exchange Act of 1934.

The Proposal requests that Continental's Board of Directors adopt a policy that no member of or nominee to the Board of Directors have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company. Under the terms of the Proposal, the Board of Directors must establish what represents a "material, non-ordinary course investment" such as a controlling interest in competitor companies and/or a substantial portion of an individual's personal assets.

As explained more fully below, it is our opinion that members of the board of directors of a Delaware corporation may not be removed from the board without a vote of stockholders and, where removal is for cause, without an opportunity to be heard. The Proposal, if implemented, would establish a policy requiring the automatic dismissal of a director or directors from the Company's Board of Directors without the vote or consent of stockholders and without the due process rights contemplated by Delaware law. Because this is contrary to Delaware law, in our opinion, the Proposal may be omitted from the Company's proxy statement and form of proxy in reliance on Rule 14a-8(i)(2), which authorizes the omission of a stockholder proposal if the proposal, if implemented, would "cause the company to violate any state, federal or foreign law to which it is subject." It is also our opinion that the Proposal requires the Company to implement a proposal for which it lacks the power or authority. Therefore, we believe that the Proposal may also be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(6).

The Proposal, if approved by stockholders and adopted by the Board of Directors, would establish a Company policy that no director of the Company have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company. To enforce or give effect to the Proposal, were it adopted, would require the immediate removal from the Company's board of any director or directors who violate that policy.

Section 141(k) of the Delaware General Corporation Law (the "DGCL") is the only provision of Delaware law that provides for the removal of an incumbent director from a corporation's board of directors. It provides:

> Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:
>
> (1) Unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified as provided in subsection (d) of this section, shareholders may effect such removal only for cause; or
>
> (2) In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.
>
> Whenever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.

We note that Continental does not have a classified board or cumulative voting. As a result, paragraphs (1) and (2) above are inapplicable to it and its Board of Directors.

Section 141(k), by its terms, clearly reposes the power to remove directors of a Delaware corporation in the stockholders. Moreover, the statute contemplates that such removal will be accomplished pursuant to a vote of stockholders. This is consistent with the principle that directors are elected by stockholders and manage the corporation's affairs on the stockholders' behalf. This principle is well established in the case law. See David A. Drexler, et al., Delaware Corporation Law and Practice, §13.01 [11] (2003) ("The underlying philosophy of the Delaware decisions is that the selection of, and continued service by, directors is a matter

solely for the stockholders of the corporation who elected them . . ."); R. Franklin Balotti and Jesse A. Finkelstein, Delaware Law of Corporations & Business Organizations, §4.4 (2003) ("Like the right to elect directors, the right to remove directors is a fundamental element of stockholder authority.").[1] Moreover, where removal of a director is for cause, as would apparently be the case if the Proposal were to be implemented, the Delaware courts have held that a director is entitled to fundamental due process rights. Thus, in Campbell v. Loews, Inc., 134 A.2d 852 (Del. Ch. 1957) the Court of Chancery held that where there is an attempt to remove a director for cause the director is entitled to present his or her defense prior to the vote of stockholders on his or her continued incumbency.

The Proposal does not expressly address the consequences of a violation of the policy of which it seeks the adoption. However, that policy can only be given effect if a sitting director who violates the policy can no longer serve on the Company's Board of Directors. This would amount to the removal of a director from the Company's board, without a stockholder vote, and without any opportunity for the director to present a defense.

As a result, in our opinion, the Proposal would, if implemented, cause the Company to violate Delaware law. As a consequence, in our opinion, the Proposal may be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(2).

Because, for the reasons set forth above, the Proposal would establish a policy, the implementation of which would require it to violate Delaware law, it is also our opinion that

1 Directors do not have power to remove fellow directors under the DGCL. Whether they could be given that power under a corporation's certificate of incorporation is undecided. Rodman Ward, Jr., et al., Folk on the Delaware General Corporation Law, §141.5 (2003).

Continental does not have the power or authority to implement the Proposal. For that reason, Rule 14a-8(i)(6) provides a separate and independent basis for omission of the Proposal from the Company's proxy statement and form of proxy.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

383605

Exhibit B

Response to No-Action Request, dated December 22, 2003, from the Proponent

December 22, 2003

Ms. Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary
Continental Airlines Inc.
Legal Department, 41st Floor HQSLG
1600 Smith Street
Houston, TX 77002

Dear Ms. Vogel:

I am in receipt of your letter dated December 9, 2003 requesting further documentation of proof of my stock ownership necessary to submit a shareholder proposal.

Please find enclosed a letter from Smith Barney/Citigroup, the record holder of my securities that confirms my stock ownership.

Please also find enclosed a copy of my response to your no-action request to the Securities & Exchange Commission dated December 12, 2003.

Any written communication should be sent to me at:

Michael Buus
9814 FM 1960 E Bypass #1410
Humble, TX 77338

Thank you,

Michael Buus

SMITH BARNEY
citigroup

December 17, 2003

Michael Buus
9814 FM 1960
E-bypass 1410
Humble, TX 77338

RE: Continental Airlines stock purchase account

Dear Mr. Buss,

This letter confirms the fact that Smith Barney holds 376.2799 shares of Continental Airlines common stock for the benefit of Michael Buss, with a market value as of the date of this letter of $5,846.80 for a period in excess of one year dating back from November 2003.

If you have any questions, please do not hesitate to call me at (713)658-2700.

Sincerely,

David Schnepp
Control Administrator

Citigroup Global Markets Inc. 1100 Louisiana, Suite 5200 Houston, TX 77002-5220 Tel 713 658 2700 Fax 713 658 2729 Toll-free 800 890 2774

December 22, 2003

Office of the Chief Counsel
Division of Corporate Finance
Securities & Exchange Commission
450 Firfth Street, N.W.
Washington, DC 20549

RE: Request for No-Action by Continental Airlines Inc. on the Shareholder Proposal Submitted by Continental Stockholder Michael Buss.

Ladies and Gentlemen:

I am in receipt of a letter sent to you from Jennifer L. Vogel, Senior Vice President, General Counsel and Secretary of Continental Airlines ("Continental" or "the Company") dated December 12, 2003. In that letter, Counsel gives notice of the Company's intent to exclude my shareholder proposal from Continental's proxy materials for 2004.

In accordance with Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibit.

My shareholder proposal requesting Continental's Board of Directors to adopt criteria for Director qualification is a legitimate issue for shareholder consideration and must be included in the Company's proxy materials.

Initially, the request by Continental Airlines for no-action relief is time-barred because, as Continental admits, it failed to request relief in a timely manner as required by Rule 14a-8 (j)(1). Continental has asked that the Commission use allowable discretion to forgive their late request for no-action based on the fact that they chose to move their 2004 annual meeting from May 14 to March 12 thus compressing the time they have to publish their proxy materials. However, as also acknowledged in their letter, Continental did not move up the filing deadline for shareholder proponents to submit proposals for inclusion in the 2004 proxy statement. I believe they should therefore abide by the rules and allow the Commission proper time to address any concerns over the substance of my proposal or include my proposal as submitted.

Should the Commission find the Company's request persuasive and chooses to review the Company's no-action request, please find my responses to the Company's arguments.

ARGUMENTS

1. The Proposal May Be Included Under Rule 14a-8(i)(8) Because it Does Not Relate to the Election for Membership on the Company's Board of Directors

My proposal does not ask nor intend to impact the election of any nominee to the Continental Board of Directors. The proposal seeks a policy to be adopted by the Continental Board regarding qualifications for future members to the Board just as Continental's Board has already established an age-based qualification for Board membership.[1]

My proposal does not, as the Company suggests, seek to interfere with a shareholder vote for any nominee including Messrs. Bonderman and Price. In fact, my proposal never mentions Mr. Price and uses statements of fact about Mr. Bonderman only to highlight why I believe qualifications for Board membership would better protect the interests of Continental shareholders.

In 1998, the Commission concurred with the International Brotherhood of Teamsters' General Fund's defense of its proposal at America West Airlines seeking the separation of Chairman and CEO which stated that proposals should be relevant to and specifically address the needs of particular corporations.[2]

In the spirit of cooperation and clarification, I would be willing to amend the proposal to add a final sentence in the RESOLVED portion to read:

> If adopted, this policy shall not go into effect until Continental's Board nominates its 2005 Directors. The policy shall not interfere with the term of any Board member elected in 2004 (see EXHIBIT A, Revised Shareholder Proposal).

2. The Proposal May Be Included Under Rule 14a-8(i)(2) Because it Does Not Cause the Company to Violate State Law

The Company argues that allowing this proposal to be voted on by shareholders would cause the Company to violate Delaware law, the State of the Company's incorporation. Specifically they argue that the proposal would render two incumbent directors ineligible for membership on the Company's Board. Under Delaware law, members of the Board of Directors cannot be removed from the Board without a vote of the stockholders and, where removal is for cause, without an opportunity to be heard. I believe my proposed amendment (see above) renders the company's point moot and adheres to Delaware law as it does not impact any current director, nominee, or term of director elected in 2004.

---

[1] Continental Airlines Inc. Corporate Governance Guidelines, Board Composition, 1(f) age.

[2] America West Holdings Corp. SEC No-Action Letter (March 9, 1998) (Proposal Requesting Split Chair/CEO Positions).

If ultimately adopted as policy, my proposal would simply become a guideline that the Board must consider when choosing Director nominees. I believe the investor concerns addressed by my proposal are as important as the age of a Director.

3. The Proposal May Be Included Under Rule 14a-8(i)(6) – Because it Does Not Require the Company to Implement a Proposal for Which it Lacks Power or Authority

The Company argues again that the proposal would force the Board of Directors to remove two incumbent members because they would no longer be eligible to serve on the Board. Rule 14a-8(i)(2), Section 141(k) expressly reserves the right to remove Directors to Company stockholders.

Again, my proposed amendment to the resolution (see above) will address these concerns, as the proposal <u>will not</u> and <u>cannot</u> force the removal of any incumbent directors. The proposal if adopted, would not go into effect until the nominating cycle for the 2005 shareholder meeting and expressly states that it will not impact the term of any Director elected in 2004.

4. The Proposal May Be Included Under Rule 14a-8(i)(9) Because it Does Not Directly Conflict With One of the Company's Own Proposals

The Company argues that my proposal would interfere with its own proposal to elect their nominees for Director.

First, as I write this letter, I still do not know who the Company's Director nominees are because, as the Company stated in its no-action request, "The nominees for election at this year's annual meeting of stockholders have not yet been recommended to the Board by the Company's Corporate Governance Committee or nominated by the Board."

Second, as stated previously, my proposal will not conflict with any 2004 nominees for Director or if elected their terms of office.

Third, my amendment eliminates any question concerning "interference" with the potential election of Messrs. Price and Bonderman.

<u>CONCLUSION</u>

I have put forth this resolution for consideration by my fellow Continental shareholders because I believe that they share my concerns for the success of our Company and that to protect our investment we must safeguard our Board from conflicts of interest.

Based on the foregoing analysis, I respectfully request that the Division take action to enforce inclusion of my proposal in the 2004 Continental Airlines' Proxy Materials.

Sincerely,

Michael Buss

cc: Jennifer L. Vogel, Senior Vice President & General Counsel
Continental Airlines

EXHIBIT A
REVISED PROPOSAL

RESOLVED: That the shareholders of Continental Airlines, ("Continental" or the "Company"), request that the Board of Directors adopt a policy that no member of or nominee to the Board of Directors shall have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company.

The Board of Directors shall establish what represents a "material, non-ordinary course investment" such as controlling interest in competitor companies and/or a substantial portion of an individual's personal assets.

If adopted, this policy shall not go into effect until Continental's Board nominates it's 2005 Directors. The policy shall not interfere with the term of any Board member elected in 2004.

SUPPORTING STATEMENT

As a Continental employee and shareholder, I am deeply concerned for the long-term success of our company. Continental Airlines has struggled to survive and compete in an industry plagued by the threat of terrorism, lower than average passenger traffic and disappointing earnings.

That is why we need a Board of Directors that has only the best interests of Continental shareholders in mind. I believe that Directors who have significant personal or professional financial interests in the success of our competition are compromised in their ability to represent the long-term interests of shareholders.

For example, Continental's Director David Bonderman is the President and founder of Texas Pacific Group (TPG), a company that once held a controlling interest in Continental Airlines. Currently, TPG holds a controlling interest in competitor airline America West and has demonstrated interest in buying other competitor airlines. In addition, just this year, Mr. Bonderman divested nearly all of his equity interest in Continental while continuing to hold a Board position.

This raises serious questions regarding conflicts of interest caused by Director's financial involvement, interest, and/or control in competitor companies and access to highly sensitive business information.

This proposal does not seek to remove Mr. Bonderman from his current position on the Board of Directors.. Rather, it asks that the Company adopt a policy that will protect shareholders from potentially costly conflicts of interest as described above.

This proposal does not seek to disqualify Board members or nominees that hold relatively small interests in competitor companies through a diversified portfolio or as part of an indexed fund such as the S&P 500.

Exhibit B

**Response to No-Action Request,
dated December 22, 2003,
from the Proponent**

December 22, 2003

Ms. Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary
Continental Airlines Inc.
Legal Department, 41st Floor HQSLG
1600 Smith Street
Houston, TX 77002

Dear Ms. Vogel:

I am in receipt of your letter dated December 9, 2003 requesting further documentation of proof of my stock ownership necessary to submit a shareholder proposal.

Please find enclosed a letter from Smith Barney/Citigroup, the record holder of my securities that confirms my stock ownership.

Please also find enclosed a copy of my response to your no-action request to the Securities & Exchange Commission dated December 12, 2003.

Any written communication should be sent to me at:

Michael Buus
9814 FM 1960 E Bypass #1410
Humble, TX 77338

Thank you,

Michael Buus

SMITH BARNEY
citigroup

December 17, 2003

Michael Buus
9814 FM 1960
E-bypass 1410
Humble, TX 77338

RE: Continental Airlines stock purchase account

Dear Mr. Buss,

This letter confirms the fact that Smith Barney holds 376.2799 shares of Continental Airlines common stock for the benefit of Michael Buss, with a market value as of the date of this letter of $5,846.80 for a period in excess of one year dating back from November 2003.

If you have any questions, please do not hesitate to call me at (713)658-2700.

Sincerely,

David Schnepp
Control Administrator

December 22, 2003

Office of the Chief Counsel
Division of Corporate Finance
Securities & Exchange Commission
450 Firfth Street, N.W.
Washington, DC 20549

RE: Request for No-Action by Continental Airlines Inc. on the Shareholder Proposal Submitted by Continental Stockholder Michael Buss.

Ladies and Gentlemen:

I am in receipt of a letter sent to you from Jennifer L. Vogel, Senior Vice President, General Counsel and Secretary of Continental Airlines ("Continental" or "the Company") dated December 12, 2003. In that letter, Counsel gives notice of the Company's intent to exclude my shareholder proposal from Continental's proxy materials for 2004.

In accordance with Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibit.

My shareholder proposal requesting Continental's Board of Directors to adopt criteria for Director qualification is a legitimate issue for shareholder consideration and must be included in the Company's proxy materials.

Initially, the request by Continental Airlines for no-action relief is time-barred because, as Continental admits, it failed to request relief in a timely manner as required by Rule 14a-8 (j)(1). Continental has asked that the Commission use allowable discretion to forgive their late request for no-action based on the fact that they chose to move their 2004 annual meeting from May 14 to March 12 thus compressing the time they have to publish their proxy materials. However, as also acknowledged in their letter, Continental did not move up the filing deadline for shareholder proponents to submit proposals for inclusion in the 2004 proxy statement. I believe they should therefore abide by the rules and allow the Commission proper time to address any concerns over the substance of my proposal or include my proposal as submitted.

Should the Commission find the Company's request persuasive and chooses to review the Company's no-action request, please find my responses to the Company's arguments.

ARGUMENTS

1. The Proposal May Be Included Under Rule 14a-8(i)(8) Because it Does Not Relate to the Election for Membership on the Company's Board of Directors

My proposal does not ask nor intend to impact the election of any nominee to the Continental Board of Directors. The proposal seeks a policy to be adopted by the Continental Board regarding qualifications for future members to the Board just as Continental's Board has already established an age-based qualification for Board membership.[1]

My proposal does not, as the Company suggests, seek to interfere with a shareholder vote for any nominee including Messrs. Bonderman and Price. In fact, my proposal never mentions Mr. Price and uses statements of fact about Mr. Bonderman only to highlight why I believe qualifications for Board membership would better protect the interests of Continental shareholders.

In 1998, the Commission concurred with the International Brotherhood of Teamsters' General Fund's defense of its proposal at America West Airlines seeking the separation of Chairman and CEO which stated that proposals should be relevant to and specifically address the needs of particular corporations.[2]

In the spirit of cooperation and clarification, I would be willing to amend the proposal to add a final sentence in the RESOLVED portion to read:

> If adopted, this policy shall not go into effect until Continental's Board nominates its 2005 Directors. The policy shall not interfere with the term of any Board member elected in 2004 (see EXHIBIT A, Revised Shareholder Proposal).

2. The Proposal May Be Included Under Rule 14a-8(i)(2) Because it Does Not Cause the Company to Violate State Law

The Company argues that allowing this proposal to be voted on by shareholders would cause the Company to violate Delaware law, the State of the Company's incorporation. Specifically they argue that the proposal would render two incumbent directors ineligible for membership on the Company's Board. Under Delaware law, members of the Board of Directors cannot be removed from the Board without a vote of the stockholders and, where removal is for cause, without an opportunity to be heard. I believe my proposed amendment (see above) renders the company's point moot and adheres to Delaware law as it does not impact any current director, nominee, or term of director elected in 2004.

---

[1] Continental Airlines Inc. Corporate Governance Guidelines, Board Composition, 1(f) age.

[2] America West Holdings Corp. SEC No-Action Letter (March 9, 1998) (Proposal Requesting Split Chair/CEO Positions).

If ultimately adopted as policy, my proposal would simply become a guideline that the Board must consider when choosing Director nominees. I believe the investor concerns addressed by my proposal are as important as the age of a Director.

3. The Proposal May Be Included Under Rule 14a-8(i)(6) – Because it Does Not Require the Company to Implement a Proposal for Which it Lacks Power or Authority

The Company argues again that the proposal would force the Board of Directors to remove two incumbent members because they would no longer be eligible to serve on the Board. Rule 14a-8(i)(2), Section 141(k) expressly reserves the right to remove Directors to Company stockholders.

Again, my proposed amendment to the resolution (see above) will address these concerns, as the proposal will not and cannot force the removal of any incumbent directors. The proposal if adopted, would not go into effect until the nominating cycle for the 2005 shareholder meeting and expressly states that it will not impact the term of any Director elected in 2004.

4. The Proposal May Be Included Under Rule 14a-8(i)(9) Because it Does Not Directly Conflict With One of the Company's Own Proposals

The Company argues that my proposal would interfere with its own proposal to elect their nominees for Director.

First, as I write this letter, I still do not know who the Company's Director nominees are because, as the Company stated in its no-action request, "The nominees for election at this year's annual meeting of stockholders have not yet been recommended to the Board by the Company's Corporate Governance Committee or nominated by the Board."

Second, as stated previously, my proposal will not conflict with any 2004 nominees for Director or if elected their terms of office.

Third, my amendment eliminates any question concerning "interference" with the potential election of Messrs. Price and Bonderman.

CONCLUSION

I have put forth this resolution for consideration by my fellow Continental shareholders because I believe that they share my concerns for the success of our Company and that to protect our investment we must safeguard our Board from conflicts of interest.

Based on the foregoing analysis, I respectfully request that the Division take action to enforce inclusion of my proposal in the 2004 Continental Airlines' Proxy Materials.

Sincerely,

Michael Buss

cc: Jennifer L. Vogel, Senior Vice President & General Counsel
Continental Airlines

EXHIBIT A
REVISED PROPOSAL

RESOLVED: That the shareholders of Continental Airlines, ("Continental" or the "Company"), request that the Board of Directors adopt a policy that no member of or nominee to the Board of Directors shall have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company.

The Board of Directors shall establish what represents a "material, non-ordinary course investment" such as controlling interest in competitor companies and/or a substantial portion of an individual's personal assets.

If adopted, this policy shall not go into effect until Continental's Board nominates it's 2005 Directors. The policy shall not interfere with the term of any Board member elected in 2004.

SUPPORTING STATEMENT

As a Continental employee and shareholder, I am deeply concerned for the long-term success of our company. Continental Airlines has struggled to survive and compete in an industry plagued by the threat of terrorism, lower than average passenger traffic and disappointing earnings.

That is why we need a Board of Directors that has only the best interests of Continental shareholders in mind. I believe that Directors who have significant personal or professional financial interests in the success of our competition are compromised in their ability to represent the long-term interests of shareholders.

For example, Continental's Director David Bonderman is the President and founder of Texas Pacific Group (TPG), a company that once held a controlling interest in Continental Airlines. Currently, TPG holds a controlling interest in competitor airline America West and has demonstrated interest in buying other competitor airlines. In addition, just this year, Mr. Bonderman divested nearly all of his equity interest in Continental while continuing to hold a Board position.

This raises serious questions regarding conflicts of interest caused by Director's financial involvement, interest, and/or control in competitor companies and access to highly sensitive business information.

This proposal does not seek to remove Mr. Bonderman from his current position on the Board of Directors. Rather, it asks that the Company adopt a policy that will protect shareholders from potentially costly conflicts of interest as described above.

This proposal does not seek to disqualify Board members or nominees that hold relatively small interests in competitor companies through a diversified portfolio or as part of an indexed fund such as the S&P 500.

Exhibit C

Response to Proponent's Response,
dated December 24, 2003,
from the Company

Continental Airlines

Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary

Legal Department
41st Floor HQSLG
1600 Smith Street
Houston TX 77002

Tel 713 324 5207
Fax 713 324 5161
continental.com

December 24, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Michael Buus

Ladies and Gentlemen:

On December 12, 2003, Continental Airlines, Inc. ("*Continental*" or the "*Company*") filed with the Securities and Exchange Commission a notice pursuant to Rule 14a-8(j) of Continental's intention to omit from its proxy statement and form of proxy for its 2004 annual meeting of stockholders (collectively, the "*2004 Proxy Materials*"), a shareholder proposal (the "*Proposal*") and supporting statement (the "*Supporting Statement*") submitted by Continental stockholder Michael Buus (the "*Proponent*"). On December 22, 2003, the Proponent filed a substantive response to our December 12, 2003 letter with the Commission. The Proponent's response included a revised proposal (the "*Revised Proposal*"), discussed in greater detail below, that reflects revisions the Proponent would be willing to make to the Proposal in order for it to be included in the Company's 2004 Proxy Materials.

Continental has reviewed the Proponent's December 22, 2003 letter, including the Revised Proposal, and has concluded that both the Proposal and the Revised Proposal may be omitted from the Company's 2004 Proxy Materials on the bases set forth below. The Company hereby respectfully requests that the staff of the Division of Corporation Finance (the "*Staff*") concur in its opinion.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal, Revised Proposal and Supporting Statement from the 2004 Proxy Materials.

Before discussing the substantive bases supporting Continental's opinion, the Company will briefly address the Proponent's claim that Continental's request for no-action relief from the Commission is time-barred under Rule 14a-8(j)(1). As Continental stated in its December 12, 2003 letter to the Commission, its election not to change the deadline for submitting shareholder proposals was largely based on the Company's determination that changing the date for submission substantially before the original deadline would have unfairly prejudiced its stockholders and that it would still have a reasonable amount of time prior to the annual meeting to address any substantive and procedural flaws in such proposals. Continental believes that these facts demonstrate "good cause" under Rule 14a-8(j)(i) and allow the Commission to exercise its discretion authorized under Rule 14a-8(j)(1) to permit the December 12, 2003 letter to be filed after the deadline.

The Proponent's substantive response merely relies on the Company's acknowledgement that it did not change the deadline for submitting shareholder proposals under Rule 14a-8(j)(1). The Proponent failed to rebut Continental's demonstration of "good cause" and, in particular, offered no argument to support the contention that changing the date for submission substantially before the original deadline would *not* have unfairly prejudiced the Company's stockholders. Accordingly, based on the Proponent's failure to rebut this demonstration of "good cause," Continental respectfully requests that the Staff exercise its discretion authorized under Rule 14a-8(j)(1) to permit the December 12, 2003 letter to be filed after the deadline.

In addition, Continental reiterates its notation that, should the Staff not exercise its discretion authorized under Rule 14a-8(j)(1) to permit the December 12, 2003 letter to be filed after the 80-day deadline by finding good cause, but the Staff otherwise would have found that the Proposal is excludable for one or more of the substantive reasons set forth below, then Continental will consider changing the date of this year's annual meeting of stockholders to allow a re-submission of its objections to the Proposal at least 80 calendar days before the date on which Continental would then expect to file its definitive 2004 Proxy Materials with the Commission in advance of the new annual meeting date.

As discussed more fully below, Continental believes the Proposal, Revised Proposal and Supporting Statement may properly be excluded from the 2004 Proxy Materials pursuant to the following provisions:

1. Rule 14a-8(i)(8), because the Proposal and Revised Proposal both relate to election for membership on the Company's Board of Directors;

2. Rule 14a-8(i)(2), because both the Proposal and Revised Proposal, if implemented, would cause the Company to violate a state law to which it is subject; and

3. Rule 14a-8(i)(6), because both the Proposal and Revised Proposal require the Company to implement a proposal for which it lacks power or authority.

I. The Proposal and Revised Proposal May Be Excluded under Rule 14a-8(i)(8) Because They Both Relate to Election For Membership on the Company's Board of Directors

As the Company stated in its December 12, 2003 letter, the Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(8) because it is crafted to prevent two specific director nominees – Messrs. Bonderman and Price – from being eligible for election to and serving on the Company's Board of Directors. In his response, the Proponent counters that the Proposal does not intend to impact the election of Messrs. Bonderman and Price and therefore does not trigger the exclusion permitted under Rule 14a-8(i)(8). Continental believes that this assertion is clearly discredited by the language of the Supporting Statement, regardless of whether it fails to specifically mention Mr. Price or whether it discusses Mr. Bonderman, as the Proponent contends, merely for the sake of highlighting the purpose of the Proposal. Despite the pretext of establishing general qualifications for membership to the Company's Board of Directors, the Proposal seeks to prevent these members from election to and service on the Company's Board of Directors.

The most significant deficiency in the Proponent's rebuttal is its failure to distinguish the Proposal from that discussed in *Rauchman v. Mobil Corp., 739 F.2d 205, Fed. Sec. L. Rep. (CCH) ¶ 91555 (6th Cir. 1984).* In this case, the court allowed exclusion because the shareholder proposal would have forbidden the election of a particular nominee and "unmistakably and expressly referred to [the nominee], although not by name." *Rauchman at 208.* In the present case, the Proponent's Proposal will forbid the election of both Messrs. Bonderman and Price, and its Supporting Statement "unmistakably and expressly" refers to Mr. Price, although not by name, and in the case of Mr. Bonderman, goes beyond the facts of *Rauchman* by explicitly referring to him.

The Proponent also relies on *America West Holdings Corp., SEC No-Action Letter (Mar. 9, 1998)*, apparently suggesting that the Staff should find this case persuasive. Continental does not agree. In *America West*, a shareholder sought to submit a proposal which would require that the company's chairman of the board be an independent director who was not formerly the chief executive of the company. In seeking exclusion, the company claimed that this proposal triggered Rule 14-8(i)(8) because its current chief executive was also the chairman of its board of directors. However, the shareholder rightfully argued that this proposal did not relate to the election of directors because it did not mention the election of directors nor suggest that the chief executive should be ineligible to serve on the company's board of directors – it merely sought to split the positions of board chairman and chief executive. In the present case, the Proponent's Proposal clearly relates to the election of directors. Moreover, the argument proffered by the Proponent in support of the Proposal explicitly states that it relates to "qualifications for future members to the Board [of Directors] . . . ."

The Proponent seeks to remedy the Proposal by offering the Revised Proposal, which would have the effect of prohibiting this provision from interfering with the term of any Board member elected in 2004. Continental believes that this revision does not cure the Revised Proposal. At best, it merely delays the impact of the provision, because its prohibition will clearly prevent Messrs. Bonderman and Price from being eligible for election to and serving on the Company's Board of Directors in 2005. Continental does not believe that such delayed application is sufficient to protect the Revised Proposal from the Staff's past interpretations of Rule 14a-8(i)(8) (as noted in our letter to the Commission dated December 12, 2003) and the court's holding in *Rauchman*.

Accordingly, based on the foregoing, both the Proposal and the Revised Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(8).

II. The Proposal and the Revised Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Either Would Require the Company to Adopt a Proposal That, If Implemented, Would Cause the Company to Violate Delaware Law

Both the Proposal and Revised Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation and enforcement by the Board of Directors would necessitate that the Board remove incumbent directors who have a "material, non-ordinary course investment," and the removal of incumbent directors is a power that is expressly reserved to stockholders under Delaware law. In his response, the Proponent relies on the amended language provided in the Revised Proposal, claiming that preventing effectiveness until the Board nominates directors for 2005 and prohibiting the provision from interfering with the term of any Board member elected in 2004 would prevent the Company from violating Delaware law. Continental does not agree.

The critical failing of the Revised Proposal is that it continues to apply to members of the Company's Board of Directors. It is irrelevant whether the Revised Proposal delays enforcement because such a delay bears no impact on whether the policy may necessitate the removal of incumbent directors when it is implemented and eventually enforced by the Board. It is certainly possible that a person will be eligible for nomination and election to the Company's Board of Directors but may acquire, during the term of his or her membership on the board, a "material, non-ordinary course investment" that is prohibited by the Revised Proposal. In such a case, Continental believes that enforcement of the policy by the Board of Directors would necessitate the Board to remove the incumbent director, an act which would be in clear violation of Delaware law.

The Proponent suggests that the Revised Proposal, if ultimately adopted as policy, would simply become a guideline for the Board to consider when choosing director nominees. This argument is incorrect in two respects. First, the Revised Proposal cannot be properly characterized as a mere policy "guideline" for the Company's Board of Directors, because its plain language expressly prohibits persons having a "material, non-ordinary course investment" from being a member of the Board. Second, it cannot be properly characterized as applying solely to director nominees, because its plain language expressly encompasses members of the Board as well. Accordingly, based on the foregoing, both the Proposal and Revised Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(2).

III. Both The Proposal and Revised Proposal May Be Excluded Under Rule 14a-8(i)(6) Because Either Requires the Company To Implement a Proposal For Which It Lacks Power or Authority

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(6) because, under Delaware law, the Company's Board of Directors lacks the power or authority to remove incumbent directors. Again, the Proponent relies on the amended language provided in the Revised Proposal. The Proponent claims that preventing effectiveness until the Board nominates directors for 2005 and prohibiting the provision from interfering with the term of any Board member elected in 2004 would provide the Company with the power or authority to implement the Revised Proposal. Continental does not agree.

Continental reiterates that such delayed implementation is irrelevant. The enforcement of the Revised Proposal, however delayed, will trigger the exclusion provided in Rule 14a-8(i)(6) because the policy continues to apply to members of the Company's Board of Directors. Again, it is certainly possible that a person will be eligible for nomination and election to the Company's Board of Directors but may acquire, during the term of his or her membership on the board, a "material, non-ordinary course investment" that is prohibited by the Revised Proposal. In such a case, enforcement of the policy by the Board of Directors would necessitate the Board to remove the incumbent director, an act which would be in clear violation of Delaware law. Thus, the Company lacks the power or authority to implement the Revised Proposal. Accordingly, based on the foregoing, both the Proposal and Revised Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(6).

For the reasons set forth in this letter and in our letter of December 12, 2003, Continental respectfully requests that the Staff concur in its opinion that the Proposal and Revised Proposal may be excluded from Continental's 2004 Proxy Materials. Continental would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call the undersigned, at 713-324-5207, or Kevin P. Lewis at Vinson & Elkins, at 713-758-3884, if you should need further assistance or have any questions regarding this matter.

Respectfully,

Jennifer L. Vogel CWA

Jennifer L. Vogel

Enclosures

cc: Kevin P. Lewis, Vinson & Elkins

Exhibit A

No-Action Request, dated December 12, 2003, from the Company

Continental Airlines

Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary

Legal Department
41st Floor HQSLG
1600 Smith Street
Houston TX 77002

Tel 713 324 5207
Fax 713 324 5161
continental.com

December 12, 2003

Paula Dubberly
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIPT COPY
4:30
DEC 12 2003
183

Re: Shareholder Proposal Submitted by Michael Buus

Ladies and Gentlemen:

This letter is to inform you that Continental Airlines, Inc. ("***Continental***" or the "***Company***"), intends to omit from its proxy statement and form of proxy for its 2004 annual meeting of stockholders (collectively, the "***2004 Proxy Materials***"), a shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Continental stockholder Michael Buus (the "***Proponent***").

The Proposal requests that Continental's Board of Directors adopt a policy that no member of or nominee to the Board of Directors have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company. Under the terms of the Proposal, the Board of Directors must establish what represents a "material, non-ordinary course investment" such as a controlling interest in competitor companies and/or a substantial portion of an individual's personal assets. The Proponent's letter dated November 26, 2003, which sets forth the Proposal and Supporting Statement, is attached to this letter as Exhibit A.

The Company hereby respectfully requests that the staff of the Division of Corporation Finance (the "***Staff***") concur in its opinion that the Proposal and Supporting Statement may be excluded from Continental's 2004 Proxy Materials on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal and Supporting Statement from the 2004 Proxy Materials. Continental expects to mail its definitive 2004 Proxy Materials on or about February 13, 2004.

Pursuant to Rule 14a-18(j)(1), this letter must be filed with the Commission no later than 80 calendar days before the Company files its definitive 2004 Proxy Materials with the Commission. Continental acknowledges that it has not satisfied this requirement. However, Rule 14a-8(j)(i) permits the Company to submit this letter later than 80 calendar days before filing its definitive 2004 Proxy Materials if it can demonstrate "good cause" for missing the

deadline. Continental hereby respectfully requests that the Staff exercise its discretion authorized under Rule 14a-8(j)(1) to permit this letter to be filed after the deadline by finding good cause based on the following facts:

- the date of this year's annual meeting of stockholders was advanced by the Company by more than 30 days from the date of the previous year's meeting, from May 14 to March 12;

- as required by and in accordance with Rule 14a-5(f), the Company informed its stockholders of the new date of the 2004 annual meeting of stockholders by including a notice, under Item 5, in its quarterly report on Form 10-Q for the quarter ended September 30, 2003, filed with the Commission on October 16, 2003;

- the Company elected not, however, to change the deadline for submitting shareholder proposals for inclusion in the Company's proxy materials for its next annual meeting of stockholders under Rule 14a-8, because the Company determined that:

    - the date on which the Company filed its quarterly report containing the notice of change of the date of the Company's annual meeting (although approximately one month before the date by which such quarterly report was required to be filed) was already less than 120 days prior to the date on which the Company anticipated filing its definitive 2004 Proxy Materials;

    - allowing stockholders to submit proposals on or prior to November 27, 2003, the deadline for submission provided in the proxy statement for the Company's 2003 annual meeting of stockholders, still permitted the Company a reasonable time to address any substantive and procedural flaws in such proposals; and

    - therefore the Company would have unfairly prejudiced its stockholders by selecting and publishing on October 16, 2003, a deadline for the submission of shareholder proposals substantially before the originally-published deadline of November 27, 2003;

- the Proponent submitted his shareholder proposal before November 27, 2003, the expiration of the deadline for submission provided in the proxy statement for the Company's 2003 annual meeting of stockholders; and

- the Company has filed this letter with the Commission as soon as is reasonably practicable after receipt of the Proposal on November 26, 2003.

Continental also respectfully notes that, should the Staff not exercise its discretion authorized under Rule 14a-8(j)(1) to permit this letter to be filed after the 80-day deadline by finding good cause based on the foregoing facts, but the Staff otherwise would have found that the Proposal is excludable for one or more of the substantive reasons set forth below, then Continental will consider changing the date of this year's annual meeting of stockholders to allow a re-submission of its objections to the Proposal at least 80 calendar days before the date on which Continental would then expect to file its definitive 2004 Proxy Materials with the Commission in advance of the new annual meeting date.

As discussed more fully below, Continental believes the Proposal and Supporting Statement may properly be excluded from the 2004 Proxy Materials pursuant to the following provisions:

1. Rule 14a-8(i)(8), because the Proposal relates to election for membership on the Company's Board of Directors;

2. Rule 14a-8(i)(2), because the Proposal, if implemented, would cause the Company to violate a state law to which it is subject;

3. Rule 14a-8(i)(6), because the Proposal requires the Company to implement a proposal for which it lacks power or authority; and

4. Rule 14a-8(i)(9), because the Proposal directly conflicts with one of the Company's own proposals that is to be submitted to the stockholders at the same meeting.

Continental also notes that the Proponent has failed to demonstrate, in accordance with Rule 14a-8(b)(2), that he satisfies the eligibility requirements of Rule 14a-8(b)(1), because he has failed to submit the materials required under Rule 14a-8(b)(2). Continental has notified the Proponent of his failure to satisfy these requirements, and a copy of this correspondence is attached as Exhibit B. If the Proponent fails to respond with 14 days of receipt of this correspondence, or if the Proponent fails to properly satisfy such eligibility requirements within this 14-day period, then Continental may raise with the Staff this failure to meet the eligibility requirements as an additional reason to exclude the Proposal and the Supporting Statement from Continental's 2004 Proxy materials.

I. The Proposal May Be Excluded under Rule 14a-8(i)(8) Because It Relates to Election For Membership on the Company's Board of Directors

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(8), which allows a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that "the principal purpose of [paragraph (i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting

reforms in elections of that nature, since the proxy rules, including Rule 14a-11, are applicable." SEC Release No. 34-12598 (July 7, 1976).

By the terms of the Proposal, the Board of Directors will be asked to adopt a policy that would prevent specific nominees from being elected to the Company's Board of Directors. The Company notes that while the Commission has allowed proposals that would establish qualification for membership on a company's board, it has also taken the position that proposals which target specific candidates are excludable under Rule 14a-8(i)(8). *See, e.g., Duke Energy Corporation, SEC No-Action Letter (Feb. 24, 2000)* (proposal that the company adopt a policy preventing directors from serving on more than four other boards of directors is not excludable); *United Park City Mines Co., SEC No-Action Letter (June 30, 1983)* (proposal that board of directors increase the number of directors is not excludable because it does not relate to the election of a particular person); *Honeywell International Inc., SEC No-Action Letter (Mar. 2, 2000)* (proposal to make directors ineligible for election if they fail to enact a resolution adopted by the shareholders is excludable because it would disqualify identifiable incumbent directors who served on the board at an earlier date when the company did not implement a specific shareholder resolution).

In particular, the Staff has not permitted proponents to avoid this prohibition against targeting specific candidates by drafting proposals that purport to establish general qualifications for membership but in reality are crafted to apply only to particular candidates. *See, e.g., PepsiCo Inc., SEC No-Action Letter (Feb. 01, 1999)* (proposal, which requests the board of directors to establish a policy requiring the resignation of board members whose individual professional responsibilities change, is excludable because it appears to question the ability of two members of the board who will stand for reelection at the upcoming annual meeting); *Delta Airlines, Inc., SEC No-Action Letter (July 21, 1992)* (proposal excluding members of the company's board of directors from reelection if they have been involved in specified conduct is excludable because it calls into question the qualifications of at least one director up for reelection); *Mobil Corp., SEC No-Action Letter (Jan. 29, 1982)* (proposal requesting that the company amend its bylaws to disqualify citizens of OPEC countries from board eligibility is excludable because it calls into question the qualifications of one incumbent director for reelection). The courts have also concurred with the Commission's position. *See Rauchman v. Mobil Corp., 739 F.2d 205, Fed. Sec. L. Rep. (CCH) ¶ 91555 (6th Cir. 1984).*

In *Rauchman*, a shareholder of Mobil Corp. proposed to amend the company's bylaws to disqualify citizens of OPEC-member countries from election to or membership on the company's board of directors. *Rauchman, 739 F.2d at 206.* In concluding that the proposal related to an election to office and thus, under the rules of the Commission, was not required to be included in the company's proxy materials, the court observed:

> It was undisputed that Suliman S. Olayan, a Saudi Arabian citizen, was running for reelection to Mobil's board of directors. The election of Olayan to the board would have been forbidden by the proposed bylaw

> amendment, since the amendment would have made him ineligible to sit on the board. Paragraph one of the proposed comment submitted by Rauchman unmistakably and expressly referred to Olayan, although not by name. *Id at 208.*

In the present case, the Company believes that the Proponent's Proposal has been intentionally crafted to prevent two specific director nominees – Messrs. Bonderman and Price – from being eligible for election to and serving on the Company's Board of Directors, despite being masked in the guise of establishing general qualifications for membership to the Company's Board of Directors. Going beyond the facts in *Rauchman*, however, the Proposal's Supporting Statement specifically discusses one current member of the Company's Board of Directors – Mr. Bonderman – who would be ineligible for reelection and service if the Company's Board of Directors were to adopt and implement the policy set forth in the Proposal.

Moreover, it cannot be said that the policy does not target specific candidates merely because the Proposal grants discretion to the Board of Directors to establish the meaning of a "material, non-ordinary course investment." The Supporting Statement demonstrates that the Proposal's admonishment of improper investments is directed towards those of Mr. Bonderman, and the Proponent provides an explicit example of what the stockholders might consider to be a disqualifying "material, non-ordinary course investment" when adopting the Proposal (by suggesting the definition of "controlling interest in competitor companies and/or a substantial portion of an individual's personal assets"). Nor does the fact that, over the years, a general policy such as the one proposed by the Proponent may have, from time to time, rendered one or more nominees other than Messrs. Bonderman and Price ineligible for election to the Company's Board, take away from the point that the Proposal purports to prohibit the candidacy of current Board nominees. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(8).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because It Requires the Company to Adopt a Proposal That, If Implemented, Would Cause the Company to Violate Delaware Law

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(2), which allows a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Staff has often recognized that conflict with a state's corporation law may be a basis for omission of a proposal and its supporting statement. *See, e.g., Ford Motor Company, SEC No-Action Letter (Feb. 4, 1993)* (proposal, if implemented, would require the company to discriminate between common stockholders in the payment of dividends, in violation of Delaware law); *Sears Roebuck & Company, SEC No-Action Letter (Jan. 13, 1993)* (proposal, if implemented, would require the company to discriminate among common stockholders in voting rights, in violation of New York law); *Exxon Corporation, SEC*

No-Action Letter (Dec. 31, 1992) (proposal, if implemented, would require the company to discriminate among common stockholders in voting rights, in violation of New Jersey law).

Consistent with the foregoing analysis under Rule 14a-8(i)(8), the policy set forth in the Proposal would, if implemented by the Board of Directors, render two incumbent directors ineligible for membership on the Company's Board of Directors. Therefore, implementation and enforcement of the policy by the Board of Directors would necessitate that the Board remove these violating directors. However, under Delaware law, members of the board of directors cannot be removed from the board without a vote of the stockholders and, where removal is for cause, without an opportunity to be heard.

Because Continental is incorporated under the laws of the state of Delaware, it is subject to the provisions of the Delaware General Corporation Law. Section 141(k) of the Delaware General Corporation Law, as amended ("***Section 141(k)***"), provides that "[a]ny director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. . . ." (Continental notes that subsections (1) and (2) of Section 141(k), which provide exceptions to the general rule above but leave intact the fundamental right of stockholders to effect the removal of directors, are inapplicable to the Company because, in the case of subsection (1), Continental does not have a classified board, and in the case of subsection (2), Continental stockholders do not have cumulative voting rights.) A plain reading of Section 141(k) demonstrates that Delaware law expressly reserves the right to remove directors to a company's stockholders, and the provision contemplates that such removal would be effected pursuant to a proper vote of the stockholders.

This fundamental right of Delaware company stockholders has also been well-established by the courts. *See David A. Drexler, et al., Delaware Corporation Law and Practice, §13.01 [11] (2003)* ("The underlying philosophy of the Delaware decisions is that the selection of, and continued service by, directors is a matter solely for the stockholders of the corporation who elected them . . ."); *R. Franklin Balotti and Jesse A. Finkelstein, Delaware Law of Corporations & Business Organizations, §4.4 (2003)* ("Like the right to elect directors, the right to remove directors is a fundamental element of stockholder authority"). Furthermore, where removal of a director is for cause, as would apparently be the case if the Proposal were implemented by the Board of Directors, Delaware courts have held that a director is entitled to fundamental due process rights. *See Campbell v. Loews, Inc., 134 A.2d 852 (Del. Ch. 1957)* (holding that where there is an attempt to remove a director for cause the director is entitled to present his or her defense prior to the vote of stockholders on his or her continued incumbency). As required by Rule 14a-8(j)(2)(iii), the Company has attached hereto as Exhibit C the opinion of Morris, Nichols, Arsht & Tunnell, supporting the Company's position set forth in this Section II. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(2).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because It Requires the Company To Implement a Proposal For Which It Lacks Power or Authority

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(6), which allows a company to exclude a shareholder proposal from its proxy materials "[i]f the company would lack the power or authority to implement the proposal." The staff has a well-established record of recognizing this exclusion. *See, e.g., Alcide Corp., SEC No-Action Letter (Aug. 11, 2003)* (proposal requiring that each member of the company's compensation committee be independent is excludable because the board lacks the power to ensure the election of directors who meet specified criteria); *Boeing Co., SEC No-Action Letter (Feb. 13, 2001)* (proposal recommending that the company's key board committees transition to and maintain directors meeting certain criteria is excludable because it does not appear to be within the board's power to ensure the election of individuals meeting the specified criteria); *Farmer Bros. Co., SEC No-Action Letter (Oct. 15, 2002)* (proposal seeking to amend the company's by-laws to provide that a majority of the board of directors be independent, to form board committees composed entirely of independent directors and to allow for cumulative voting in board elections, is excludable under rule 14a-8(i)(6)).

Implementation and enforcement of the policy set forth in the Proposal would require the Company's Board of Directors to remove two incumbent members because they would no longer be eligible to serve on the Board of Directors. However, as discussed above under Rule 14a-8(i)(2), Section 141(k) expressly reserves to a company's stockholders the right to remove directors. Therefore, because implementation and enforcement of the Proposal would necessitate that the Board remove one or more of its members, and because such removal is expressly prohibited by the laws under which Continental is incorporated, the Company lacks the power or authority to implement the Proposal. The opinion of Morris, Nichols, Arsht & Tunnell, attached as Exhibit C as required by Rule 14a-8(j)(2)(iii), supports the Company's position set forth in this Section III. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(6).

IV. The Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts With One of the Company's Own Proposals

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(9), which allows a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." This exclusion reflects the basic notion that proponents should not be able to frustrate management, and is one the Staff has long recognized. *See, e.g., AOL Time Warner Inc., SEC No-Action Letter (Mar. 03, 2003)* (proposal, which urges the adoption of a policy prohibiting future stock option grants to senior executives in violation of existing employment agreements or similar plans, is excludable because the terms of the company's proposal that seeks approval of a stock option plan conflicted with the shareholder proposal); *Osteotech, Inc.,*

SEC No-Action Letter (Apr. 24, 2000) (proposal, which prohibited in specified circumstances the grant of additional options under a stock option plan to certain officers or directors, is excludable because the company intended to propose a new stock option plan whose provisions would conflict with the shareholder proposal); *INTERLINQ Software Corp., SEC No-Action Letter (Apr. 20, 1999)* (proposal, which relates to the company engaging in a tender offer for its outstanding shares, is excludable because an alternative and conflicting proposal of the company to be voted on by shareholders could provide inconsistent and ambiguous results).

The terms of the Proposal are likely to have the effect of disqualifying nominees from being elected to the Company's Board of Directors. Each year since at least 1995, Continental has submitted proposals in its annual proxy materials that request the stockholders to elect at least one nominee that would be disqualified from serving on the Board if the Proposal were adopted by the stockholders and enacted by the Board. While the nominees for election at this year's annual meeting of stockholders have not yet been recommended to the Board by the Company's Corporate Governance Committee or nominated by the Board, the Company anticipates that there is a material possibility that, at the time the Company's 2004 Proxy Materials are submitted to its shareholders, the Proposal will be in clear and direct conflict with the Company's proposal seeking election of the Board's nominees (especially given that, as discussed above under Rule 14a-8(i)(8), the Proposal is crafted to specifically target and disqualify two current members of the Board of Directors). The Staff and the courts have previously determined that such a proposal is properly excludable. For example, in *Rauchman* (discussed above under Rule 14a-8(i)(8)), the shareholder suggested on appeal that his proposal was not targeted towards Olayan because it would only have an incidental impact on his reelection. *Rauchman v. Mobil Corp., 739 F.2d 205, Fed. Sec. L. Rep. (CCH) ¶ 91555 (6th Cir. 1984)*. The court of appeals was not persuaded, however, and noted that "Mobil stockholders could not vote for Rauchman's proposal and at the same time ratify the nomination of Mr. Olayan." *Rauchman, 739 F.2d at 208 (relying on Rauchman v. Mobil Corp., No. C-1-82-174, slip op. at 8 (S.D.Ohio Aug. 4, 1982))*. Like the proposal in *Rauchman*, the current Proposal would likely prevent the stockholders from voting for the Proposal and at the same time electing one or more of the Board's nominees for the Board of Directors. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(9).

For the reasons set forth in this letter, Continental respectfully requests that the Staff concur in its opinion that the Proposal may be excluded from Continental's 2004 Proxy Materials. Continental would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call the undersigned, at 713-324-5207, or Kevin P. Lewis at Vinson & Elkins, at 713-758-3884, if you should need further assistance or have any questions regarding this matter.

Respectfully,

Jennifer L. Vogel

Jennifer L. Vogel

Enclosures

cc: Kevin P. Lewis, Vinson & Elkins

Exhibit A

The Proposal

Ms. Jennifer Vogel
Corporate Secretary
Continental Airlines
1600 Smith St. HGSLG
Houston, TX 77002

VIA FAX: 713-324-5161

Dear Ms. Vogel:

I hereby submit the following resolution in accordance with SEC Rule 14-a-8 to be presented at the Company's 2004 Annual meeting.

I have owned greater than $2,000 in Continental shares continuously for at least one year and I intend to continue to own at least this amount through the date of the 2004 annual meeting. Enclosed please find relevant proof of ownership.

Any written communication should be sent to me at:
Michael Buus
9814 FM 1960 E Bypass #1410
Humble, Texas
77338

Thank you,

Michael Buus
9814 FM 1960 E Bypass #1410
Humble, Texas
77338

2 Attachments

RESOLVED: That the shareholders of Continental Airlines, ("Continental" or the "Company"), request that the Board of Directors adopt a policy that no member of or nominee to the Board of Directors shall have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company.

The Board of Directors shall establish what represents a "material, non-ordinary course investment" such as controlling interest in competitor companies and/or a substantial portion of an individual's personal assets.

SUPPORTING STATEMENT

As a Continental employee and shareholder, I am deeply concerned for the long-term success of our company. Continental Airlines has struggled to survive and compete in an industry plagued by the threat of terrorism, lower than average passenger traffic and disappointing earnings.

That is why we need a Board of Directors that has only the best interests of Continental shareholders in mind. I believe that Directors who have significant personal or professional financial interests in the success of our competition are compromised in their ability to represent the long-term interests of shareholders.

For example, Continental's Director David Bonderman is the President and founder of Texas Pacific Group (TPG), a company that once held a controlling interest in Continental Airlines. Currently, TPG holds a controlling interest in competitor airline America West and has demonstrated interest in buying other competitor airlines. In addition, just this year, Mr. Bonderman divested nearly all of his equity interest in Continental while continuing to hold a Board position.

This raises serious questions regarding conflicts of interest caused by Director's financial involvement, interest, and/or control in competitor companies and access to highly sensitive business information.

This proposal does not seek to remove Mr. Bonderman from his current position on the Board of Directors. Rather, it asks that the Company adopt a policy that will protect shareholders from potentially costly conflicts of interest as described above.

This proposal does not seek to disqualify Board members or nominees that hold relatively small interests in competitor companies through a diversified portfolio or as part of an indexed fund such as the S&P 500.

09E XXX-XX-X931	05/02/03	.0000	CONTINENTAL AIRLINES INC.	6
00000				
210795-30-8				

PLEASE CALL 866-225-7427
FOR CUSTOMER SERVICE

376.2799	376.2799

SMITH BARNEY
citigroup

MICHAEL BUUS
9814PM1960EBYPASS
1410
HUMBLE, TX
77338

09E XXX-XX-X931	01/30/03	.0000	CONTINENTAL AIRLINES INC.	6
00000				
210795-30-8				

PLEASE CALL 866-225-7427
FOR CUSTOMER SERVICE

376.2799	376.2799

SALOMON SMITH BARNEY
A member of citigroup

TOTAL SHARES AVAILABLE
FOR SALE : 119.5987

MICHAEL BUUS
9814PM1960EBYPASS
1410
HUMBLE, TX
77338

SALOMON SMITH BARNEY
A member of citigroup

Your account at Salomon Smith Barney:
- Is Not FDIC Insured
- Is Not Bank Guaranteed
- May Lose Value

We are required to provide you with the enclosed Employee Stock Purchase Plan (ESPP) statement because there was no activity in your account for the prior three months. Please Note: If your company processed an allocation recently, please disregard this statement. Your most current plan balance will be shown on a separate statement detailing the purchase which will be mailed to you under separate cover. If you have any questions, please call us toll free at 1-877-300-6719.

122384 SP3002 2/03

Exhibit B

Continental's Letter to the Proponent

Continental Airlines

Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary

Legal Department
41st Floor HQSLG
1600 Smith Street
Houston TX 77002

Tel 713 324 5207
Fax 713 324 5161
continental.com

December 9, 2003

VIA FEDERAL EXPRESS

Mr. Michael Buus
9814 FM 1960 E Bypass #1410
Humble, Texas 77338

Dear Mr. Buus:

Thank you for your letter dated November 26, 2003, addressed to me as Secretary of Continental Airlines, Inc. (the "Company"), in which you submitted a shareholder proposal for inclusion in the Company's proxy statement for its next annual meeting of stockholders. We note that your proposal was submitted to us under Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8").

As you may know, Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. Under Rule 14a-8(b)(2), you may prove that you satisfy this eligibility requirement in one of two ways. If you are the registered holder of your securities, which means that your name appears in our records as a shareholder of the Company, we can verify your eligibility on our own. Alternatively, if you are not the registered holder of your securities, you must submit to us a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held your securities for at least one year.

Please note that the materials you submitted to us do not satisfy the requirements of Rule 14a-8(b)(2). Our records do not list you as a registered holder of the Company and you have not submitted an appropriate written statement from the record holder of your securities. In addition, the information you have sent us does not establish any ownership dating back to November 2002. Please note that according to the Securities and Exchange Commission's Staff Legal Bulletin No. 14, dated July 13, 2001, a shareholder's monthly, quarterly or other periodic investment statements do not satisfy the written statement requirement. You must submit an affirmative written statement from the record holder of your securities that specifically verifies that you owned the securities continuously for a period of one year as of the time you submitted your proposal.

For your convenience, a copy of Rule 14a-8 is enclosed.

Continental Airlines

We are providing you notice of this deficiency under Rule 14a-8(f)(1). If you wish to cure this deficiency, you must submit proof of your ownership to us. Your submission of proof must be postmarked, or transmitted electronically, no later than 14 days from the date in which you receive this notice. If you do not submit proof of ownership within this period, we will exclude your proposal from the proxy statement for next year's annual meeting because of your failure to meet the eligibility requirements. If you do submit proof of ownership within this period, we will review such proof to determine whether the deficiency has been cured. However, please note that we may nevertheless object to your proposal on the basis of other grounds described in Rule 14a-8(i).

Very truly yours,

Jennifer L. Vogel

JLV:bjs
51997v1

C

CODE OF FEDERAL REGULATIONS
TITLE 17--COMMODITY AND SECURITIES EXCHANGES
CHAPTER II--SECURITIES AND EXCHANGE COMMISSION
PART 240--GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A--RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATION OF PROXIES
Current through November 21, 2003; 68 FR 65827

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must

simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[41 FR 53000, Dec. 3, 1976, as amended at 43 FR 58530, Dec. 14, 1978; 44 FR 68456, 68770, Nov. 29, 1979; 48 FR 38222, Aug. 23, 1983; 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29119, May 28, 1998; 63 FR 50622, Sept. 22, 1998]

<General Materials (GM) - References, Annotations, or Tables>

17 C. F. R. § 240.14a-8

17 CFR § 240.14a-8

END OF DOCUMENT

Exhibit C

Opinion of Delaware Counsel

MORRIS, NICHOLS, ARSHT & TUNNELL

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 11, 2003

Continental Airlines, Inc.
1600 Smith Street, HQSLG
Houston, TX 77002

Ladies and Gentlemen:

This is in response to your request for our opinion whether a stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted to Continental Airlines, Inc., a Delaware corporation (the "Company" or "Continental"), by Mr. Michael Buus may be omitted from the Company's proxy statement and form of proxy for its 2004 annual meeting of stockholders pursuant to Rule 14a-8(i)(2) or Rule 14a-8(i)(6) under the Securities Exchange Act of 1934.

The Proposal requests that Continental's Board of Directors adopt a policy that no member of or nominee to the Board of Directors have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company. Under the terms of the Proposal, the Board of Directors must establish what represents a "material, non-ordinary course investment" such as a controlling interest in competitor companies and/or a substantial portion of an individual's personal assets.

As explained more fully below, it is our opinion that members of the board of directors of a Delaware corporation may not be removed from the board without a vote of stockholders and, where removal is for cause, without an opportunity to be heard. The Proposal, if implemented, would establish a policy requiring the automatic dismissal of a director or directors from the Company's Board of Directors without the vote or consent of stockholders and without the due process rights contemplated by Delaware law. Because this is contrary to Delaware law, in our opinion, the Proposal may be omitted from the Company's proxy statement and form of proxy in reliance on Rule 14a-8(i)(2), which authorizes the omission of a stockholder proposal if the proposal, if implemented, would "cause the company to violate any state, federal or foreign law to which it is subject." It is also our opinion that the Proposal requires the Company to implement a proposal for which it lacks the power or authority. Therefore, we believe that the Proposal may also be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(6).

The Proposal, if approved by stockholders and adopted by the Board of Directors, would establish a Company policy that no director of the Company have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company. To enforce or give effect to the Proposal, were it adopted, would require the immediate removal from the Company's board of any director or directors who violate that policy.

Section 141(k) of the Delaware General Corporation Law (the "DGCL") is the only provision of Delaware law that provides for the removal of an incumbent director from a corporation's board of directors. It provides:

> Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:
>
> (1) Unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified as provided in subsection (d) of this section, shareholders may effect such removal only for cause; or
>
> (2) In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.
>
> Whenever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.

We note that Continental does not have a classified board or cumulative voting. As a result, paragraphs (1) and (2) above are inapplicable to it and its Board of Directors.

Section 141(k), by its terms, clearly reposes the power to remove directors of a Delaware corporation in the stockholders. Moreover, the statute contemplates that such removal will be accomplished pursuant to a vote of stockholders. This is consistent with the principle that directors are elected by stockholders and manage the corporation's affairs on the stockholders' behalf. This principle is well established in the case law. See David A. Drexler, et al., Delaware Corporation Law and Practice, §13.01 [11] (2003) ("The underlying philosophy of the Delaware decisions is that the selection of, and continued service by, directors is a matter

solely for the stockholders of the corporation who elected them . . ."); R. Franklin Balotti and Jesse A. Finkelstein, Delaware Law of Corporations & Business Organizations, §4.4 (2003) ("Like the right to elect directors, the right to remove directors is a fundamental element of stockholder authority.").[1] Moreover, where removal of a director is for cause, as would apparently be the case if the Proposal were to be implemented, the Delaware courts have held that a director is entitled to fundamental due process rights. Thus, in Campbell v. Loews, Inc., 134 A.2d 852 (Del. Ch. 1957) the Court of Chancery held that where there is an attempt to remove a director for cause the director is entitled to present his or her defense prior to the vote of stockholders on his or her continued incumbency.

The Proposal does not expressly address the consequences of a violation of the policy of which it seeks the adoption. However, that policy can only be given effect if a sitting director who violates the policy can no longer serve on the Company's Board of Directors. This would amount to the removal of a director from the Company's board, without a stockholder vote, and without any opportunity for the director to present a defense.

As a result, in our opinion, the Proposal would, if implemented, cause the Company to violate Delaware law. As a consequence, in our opinion, the Proposal may be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(2).

Because, for the reasons set forth above, the Proposal would establish a policy, the implementation of which would require it to violate Delaware law, it is also our opinion that

1 Directors do not have power to remove fellow directors under the DGCL. Whether they could be given that power under a corporation's certificate of incorporation is undecided. Rodman Ward, Jr., et al., Folk on the Delaware General Corporation Law, §141.5 (2003).

Continental does not have the power or authority to implement the Proposal. For that reason, Rule 14a-8(i)(6) provides a separate and independent basis for omission of the Proposal from the Company's proxy statement and form of proxy.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

383605

Exhibit B

**Response to No-Action Request,
dated December 22, 2003,
from the Proponent**

December 22, 2003

Ms. Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary
Continental Airlines Inc.
Legal Department, 41st Floor HQSLG
1600 Smith Street
Houston, TX 77002

Dear Ms. Vogel:

I am in receipt of your letter dated December 9, 2003 requesting further documentation of proof of my stock ownership necessary to submit a shareholder proposal.

Please find enclosed a letter from Smith Barney/Citigroup, the record holder of my securities that confirms my stock ownership.

Please also find enclosed a copy of my response to your no-action request to the Securities & Exchange Commission dated December 12, 2003.

Any written communication should be sent to me at:

Michael Buus
9814 FM 1960 E Bypass #1410
Humble, TX 77338

Thank you,

Michael Buus

SMITH BARNEY
citigroup

December 17, 2003

Michael Buus
9814 FM 1960
E-bypass 1410
Humble, TX 77338

RE: Continental Airlines stock purchase account

Dear Mr. Buss,

This letter confirms the fact that Smith Barney holds 376.2799 shares of Continental Airlines common stock for the benefit of Michael Buss, with a market value as of the date of this letter of $5,846.80 for a period in excess of one year dating back from November 2003.

If you have any questions, please do not hesitate to call me at (713)658-2700.

Sincerely,

David Schnepp
Control Administrator

Citigroup Global Markets Inc. 1100 Louisiana, Suite 5200 Houston, TX 77002-5220 Tel 713 658 2700 Fax 713 658 2729 Toll-free 800 890 2774

December 22, 2003

Office of the Chief Counsel
Division of Corporate Finance
Securities & Exchange Commission
450 Firfth Street, N.W.
Washington, DC 20549

RE: Request for No-Action by Continental Airlines Inc. on the Shareholder Proposal Submitted by Continental Stockholder Michael Buss.

Ladies and Gentlemen:

I am in receipt of a letter sent to you from Jennifer L. Vogel, Senior Vice President, General Counsel and Secretary of Continental Airlines ("Continental" or "the Company") dated December 12, 2003. In that letter, Counsel gives notice of the Company's intent to exclude my shareholder proposal from Continental's proxy materials for 2004.

In accordance with Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibit.

My shareholder proposal requesting Continental's Board of Directors to adopt criteria for Director qualification is a legitimate issue for shareholder consideration and must be included in the Company's proxy materials.

Initially, the request by Continental Airlines for no-action relief is time-barred because, as Continental admits, it failed to request relief in a timely manner as required by Rule 14a-8 (j)(1). Continental has asked that the Commission use allowable discretion to forgive their late request for no-action based on the fact that they chose to move their 2004 annual meeting from May 14 to March 12 thus compressing the time they have to publish their proxy materials. However, as also acknowledged in their letter, Continental did not move up the filing deadline for shareholder proponents to submit proposals for inclusion in the 2004 proxy statement. I believe they should therefore abide by the rules and allow the Commission proper time to address any concerns over the substance of my proposal or include my proposal as submitted.

Should the Commission find the Company's request persuasive and chooses to review the Company's no-action request, please find my responses to the Company's arguments.

ARGUMENTS

1. The Proposal May Be Included Under Rule 14a-8(i)(8) Because It Does Not Relate to the Election for Membership on the Company's Board of Directors

My proposal does not ask nor intend to impact the election of any nominee to the Continental Board of Directors. The proposal seeks a policy to be adopted by the Continental Board regarding qualifications for future members to the Board just as Continental's Board has already established an age-based qualification for Board membership.[1]

My proposal does not, as the Company suggests, seek to interfere with a shareholder vote for any nominee including Messrs. Bonderman and Price. In fact, my proposal never mentions Mr. Price and uses statements of fact about Mr. Bonderman only to highlight why I believe qualifications for Board membership would better protect the interests of Continental shareholders.

In 1998, the Commission concurred with the International Brotherhood of Teamsters' General Fund's defense of its proposal at America West Airlines seeking the separation of Chairman and CEO which stated that proposals should be relevant to and specifically address the needs of particular corporations.[2]

In the spirit of cooperation and clarification, I would be willing to amend the proposal to add a final sentence in the RESOLVED portion to read:

> If adopted, this policy shall not go into effect until Continental's Board nominates its 2005 Directors. The policy shall not interfere with the term of any Board member elected in 2004 (see EXHIBIT A, Revised Shareholder Proposal).

2. The Proposal May Be Included Under Rule 14a-8(i)(2) Because It Does Not Cause the Company to Violate State Law

The Company argues that allowing this proposal to be voted on by shareholders would cause the Company to violate Delaware law, the State of the Company's incorporation. Specifically they argue that the proposal would render two incumbent directors ineligible for membership on the Company's Board. Under Delaware law, members of the Board of Directors cannot be removed from the Board without a vote of the stockholders and, where removal is for cause, without an opportunity to be heard. I believe my proposed amendment (see above) renders the company's point moot and adheres to Delaware law as it does not impact any current director, nominee, or term of director elected in 2004.

---

[1] Continental Airlines Inc. Corporate Governance Guidelines, Board Composition, 1(f) age.

[2] America West Holdings Corp. SEC No-Action Letter (March 9, 1998) (Proposal Requesting Split Chair/CEO Positions).

If ultimately adopted as policy, my proposal would simply become a guideline that the Board must consider when choosing Director nominees. I believe the investor concerns addressed by my proposal are as important as the age of a Director.

3. The Proposal May Be Included Under Rule 14a-8(i)(6) – Because it Does Not Require the Company to Implement a Proposal for Which it Lacks Power or Authority

The Company argues again that the proposal would force the Board of Directors to remove two incumbent members because they would no longer be eligible to serve on the Board. Rule 14a-8(i)(2), Section 141(k) expressly reserves the right to remove Directors to Company stockholders.

Again, my proposed amendment to the resolution (see above) will address these concerns, as the proposal will not and cannot force the removal of any incumbent directors. The proposal if adopted, would not go into effect until the nominating cycle for the 2005 shareholder meeting and expressly states that it will not impact the term of any Director elected in 2004.

4. The Proposal May Be Included Under Rule 14a-8(i)(9) Because it Does Not Directly Conflict With One of the Company's Own Proposals

The Company argues that my proposal would interfere with its own proposal to elect their nominees for Director.

First, as I write this letter, I still do not know who the Company's Director nominees are because, as the Company stated in its no-action request, "The nominees for election at this year's annual meeting of stockholders have not yet been recommended to the Board by the Company's Corporate Governance Committee or nominated by the Board."

Second, as stated previously, my proposal will not conflict with any 2004 nominees for Director or if elected their terms of office.

Third, my amendment eliminates any question concerning "interference" with the potential election of Messrs. Price and Bonderman.

CONCLUSION

I have put forth this resolution for consideration by my fellow Continental shareholders because I believe that they share my concerns for the success of our Company and that to protect our investment we must safeguard our Board from conflicts of interest.

Based on the foregoing analysis, I respectfully request that the Division take action to enforce inclusion of my proposal in the 2004 Continental Airlines' Proxy Materials.

Sincerely,

Michael Buss

cc: Jennifer L. Vogel, Senior Vice President & General Counsel
Continental Airlines

EXHIBIT A
REVISED PROPOSAL

RESOLVED: That the shareholders of Continental Airlines, ("Continental" or the "Company"), request that the Board of Directors adopt a policy that no member of or nominee to the Board of Directors shall have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company.

The Board of Directors shall establish what represents a "material, non-ordinary course investment" such as controlling interest in competitor companies and/or a substantial portion of an individual's personal assets.

If adopted, this policy shall not go into effect until Continental's Board nominates it's 2005 Directors. The policy shall not interfere with the term of any Board member elected in 2004.

SUPPORTING STATEMENT

As a Continental employee and shareholder, I am deeply concerned for the long-term success of our company. Continental Airlines has struggled to survive and compete in an industry plagued by the threat of terrorism, lower than average passenger traffic and disappointing earnings.

That is why we need a Board of Directors that has only the best interests of Continental shareholders in mind. I believe that Directors who have significant personal or professional financial interests in the success of our competition are compromised in their ability to represent the long-term interests of shareholders.

For example, Continental's Director David Bonderman is the President and founder of Texas Pacific Group (TPG), a company that once held a controlling interest in Continental Airlines. Currently, TPG holds a controlling interest in competitor airline America West and has demonstrated interest in buying other competitor airlines. In addition, just this year, Mr. Bonderman divested nearly all of his equity interest in Continental while continuing to hold a Board position.

This raises serious questions regarding conflicts of interest caused by Director's financial involvement, interest, and/or control in competitor companies and access to highly sensitive business information.

This proposal does not seek to remove Mr. Bonderman from his current position on the Board of Directors.. Rather, it asks that the Company adopt a policy that will protect shareholders from potentially costly conflicts of interest as described above.

This proposal does not seek to disqualify Board members or nominees that hold relatively small interests in competitor companies through a diversified portfolio or as part of an indexed fund such as the S&P 500.

December 22, 2003

Office of the Chief Counsel
Division of Corporate Finance
Securities & Exchange Commission
450 Firfth Street, N.W.
Washington, DC 20549

RE: Request for No-Action by Continental Airlines Inc. on the Shareholder Proposal Submitted by Continental Stockholder Michael Buss.

Ladies and Gentlemen:

I am in receipt of a letter sent to you from Jennifer L. Vogel, Senior Vice President, General Counsel and Secretary of Continental Airlines ("Continental" or "the Company") dated December 12, 2003. In that letter, Counsel gives notice of the Company's intent to exclude my shareholder proposal from Continental's proxy materials for 2004.

In accordance with Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibit.

My shareholder proposal requesting Continental's Board of Directors to adopt criteria for Director qualification is a legitimate issue for shareholder consideration and must be included in the Company's proxy materials.

Initially, the request by Continental Airlines for no-action relief is time-barred because, as Continental admits, it failed to request relief in a timely manner as required by Rule 14a-8 (j)(1). Continental has asked that the Commission use allowable discretion to forgive their late request for no-action based on the fact that they chose to move their 2004 annual meeting from May 14 to March 12 thus compressing the time they have to publish their proxy materials. However, as also acknowledged in their letter, Continental did not move up the filing deadline for shareholder proponents to submit proposals for inclusion in the 2004 proxy statement. I believe they should therefore abide by the rules and allow the Commission proper time to address any concerns over the substance of my proposal or include my proposal as submitted.

Should the Commission find the Company's request persuasive and chooses to review the Company's no-action request, please find my responses to the Company's arguments.

ARGUMENTS

1. The Proposal May Be Included Under Rule 14a-8(i)(8) Because it Does Not Relate to the Election for Membership on the Company's Board of Directors

My proposal does not ask nor intend to impact the election of any nominee to the Continental Board of Directors. The proposal seeks a policy to be adopted by the Continental Board regarding qualifications for future members to the Board just as Continental's Board has already established an age-based qualification for Board membership.[1]

My proposal does not, as the Company suggests, seek to interfere with a shareholder vote for any nominee including Messrs. Bonderman and Price. In fact, my proposal never mentions Mr. Price and uses statements of fact about Mr. Bonderman only to highlight why I believe qualifications for Board membership would better protect the interests of Continental shareholders.

In 1998, the Commission concurred with the International Brotherhood of Teamsters' General Fund's defense of its proposal at America West Airlines seeking the separation of Chairman and CEO which stated that proposals should be relevant to and specifically address the needs of particular corporations. [2]

In the spirit of cooperation and clarification, I would be willing to amend the proposal to add a final sentence in the RESOLVED portion to read:

> If adopted, this policy shall not go into effect until Continental's Board nominates its 2005 Directors. The policy shall not interfere with the term of any Board member elected in 2004 (see EXHIBIT A, Revised Shareholder Proposal).

2. The Proposal May Be Included Under Rule 14a-8(i)(2) Because it Does Not Cause the Company to Violate State Law

The Company argues that allowing this proposal to be voted on by shareholders would cause the Company to violate Delaware law, the State of the Company's incorporation. Specifically they argue that the proposal would render two incumbent directors ineligible for membership on the Company's Board. Under Delaware law, members of the Board of Directors cannot be removed from the Board without a vote of the stockholders and, where removal is for cause, without an opportunity to be heard. I believe my proposed amendment (see above) renders the company's point moot and adheres to Delaware law as it does not impact any current director, nominee, or term of director elected in 2004.

---

[1] Continental Airlines Inc. Corporate Governance Guidelines, Board Composition, 1(f) age.
[2] America West Holdings Corp. SEC No-Action Letter (March 9, 1998) (Proposal Requesting Split Chair/CEO Positions).

If ultimately adopted as policy, my proposal would simply become a guideline that the Board must consider when choosing Director nominees. I believe the investor concerns addressed by my proposal are as important as the age of a Director.

3. The Proposal May Be Included Under Rule 14a-8(i)(6) – Because it Does Not Require the Company to Implement a Proposal for Which it Lacks Power or Authority

The Company argues again that the proposal would force the Board of Directors to remove two incumbent members because they would no longer be eligible to serve on the Board. Rule 14a-8(i)(2), Section 141(k) expressly reserves the right to remove Directors to Company stockholders.

Again, my proposed amendment to the resolution (see above) will address these concerns, as the proposal <u>will not</u> and <u>cannot</u> force the removal of any incumbent directors. The proposal if adopted, would not go into effect until the nominating cycle for the 2005 shareholder meeting and expressly states that it will not impact the term of any Director elected in 2004.

4. The Proposal May Be Included Under Rule 14a-8(i)(9) Because it Does Not Directly Conflict With One of the Company's Own Proposals

The Company argues that my proposal would interfere with its own proposal to elect their nominees for Director.

First, as I write this letter, I still do not know who the Company's Director nominees are because, as the Company stated in its no-action request, "The nominees for election at this year's annual meeting of stockholders have not yet been recommended to the Board by the Company's Corporate Governance Committee or nominated by the Board."

Second, as stated previously, my proposal will not conflict with any 2004 nominees for Director or if elected their terms of office.

Third, my amendment eliminates any question concerning "interference" with the potential election of Messrs. Price and Bonderman.

<u>CONCLUSION</u>

I have put forth this resolution for consideration by my fellow Continental shareholders because I believe that they share my concerns for the success of our Company and that to protect our investment we must safeguard our Board from conflicts of interest.

Based on the foregoing analysis, I respectfully request that the Division take action to enforce inclusion of my proposal in the 2004 Continental Airlines' Proxy Materials.

Sincerely,

Michael Buos

cc: Jennifer L. Vogel, Senior Vice President & General Counsel
Continental Airlines

EXHIBIT A
REVISED PROPOSAL

RESOLVED: That the shareholders of Continental Airlines, ("Continental" or the "Company"), request that the Board of Directors adopt a policy that no member of or nominee to the Board of Directors shall have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company.

The Board of Directors shall establish what represents a "material, non-ordinary course investment" such as controlling interest in competitor companies and/or a substantial portion of an individual's personal assets.

If adopted, this policy shall not go into effect until Continental's Board nominates it's 2005 Directors. The policy shall not interfere with the term of any Board member elected in 2004.

SUPPORTING STATEMENT

As a Continental employee and shareholder, I am deeply concerned for the long-term success of our company. Continental Airlines has struggled to survive and compete in an industry plagued by the threat of terrorism, lower than average passenger traffic and disappointing earnings.

That is why we need a Board of Directors that has only the best interests of Continental shareholders in mind. I believe that Directors who have significant personal or professional financial interests in the success of our competition are compromised in their ability to represent the long-term interests of shareholders.

For example, Continental's Director David Bonderman is the President and founder of Texas Pacific Group (TPG), a company that once held a controlling interest in Continental Airlines. Currently, TPG holds a controlling interest in competitor airline America West and has demonstrated interest in buying other competitor airlines. In addition, just this year, Mr. Bonderman divested nearly all of his equity interest in Continental while continuing to hold a Board position.

This raises serious questions regarding conflicts of interest caused by Director's financial involvement, interest, and/or control in competitor companies and access to highly sensitive business information.

This proposal does not seek to remove Mr. Bonderman from his current position on the Board of Directors. Rather, it asks that the Company adopt a policy that will protect shareholders from potentially costly conflicts of interest as described above.

This proposal does not seek to disqualify Board members or nominees that hold relatively small interests in competitor companies through a diversified portfolio or as part of an indexed fund such as the S&P 500.

Continental Airlines

Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary

Legal Department
41st Floor HQSLG
1600 Smith Street
Houston TX 77002

Tel 713 324 5207
Fax 713 324 5161
continental.com

December 24, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Michael Buus

Ladies and Gentlemen:

On December 12, 2003, Continental Airlines, Inc. ("***Continental***" or the "***Company***") filed with the Securities and Exchange Commission a notice pursuant to Rule 14a-8(j) of Continental's intention to omit from its proxy statement and form of proxy for its 2004 annual meeting of stockholders (collectively, the "***2004 Proxy Materials***"), a shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Continental stockholder Michael Buus (the "***Proponent***"). On December 22, 2003, the Proponent filed a substantive response to our December 12, 2003 letter with the Commission. The Proponent's response included a revised proposal (the "***Revised Proposal***"), discussed in greater detail below, that reflects revisions the Proponent would be willing to make to the Proposal in order for it to be included in the Company's 2004 Proxy Materials.

Continental has reviewed the Proponent's December 22, 2003 letter, including the Revised Proposal, and has concluded that both the Proposal and the Revised Proposal may be omitted from the Company's 2004 Proxy Materials on the bases set forth below. The Company hereby respectfully requests that the staff of the Division of Corporation Finance (the "***Staff***") concur in its opinion.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal, Revised Proposal and Supporting Statement from the 2004 Proxy Materials.

Before discussing the substantive bases supporting Continental's opinion, the Company will briefly address the Proponent's claim that Continental's request for no-action relief from the Commission is time-barred under Rule 14a-8(j)(1). As Continental stated in its December 12, 2003 letter to the Commission, its election not to change the deadline for submitting shareholder proposals was largely based on the Company's determination that changing the date for submission substantially before the original deadline would have unfairly prejudiced its stockholders and that it would still have a reasonable amount of time prior to the annual meeting to address any substantive and procedural flaws in such proposals. Continental believes that these facts demonstrate "good cause" under Rule 14a-8(j)(i) and allow the Commission to exercise its discretion authorized under Rule 14a-8(j)(1) to permit the December 12, 2003 letter to be filed after the deadline.

The Proponent's substantive response merely relies on the Company's acknowledgement that it did not change the deadline for submitting shareholder proposals under Rule 14a-8(j)(1). The Proponent failed to rebut Continental's demonstration of "good cause" and, in particular, offered no argument to support the contention that changing the date for submission substantially before the original deadline would *not* have unfairly prejudiced the Company's stockholders. Accordingly, based on the Proponent's failure to rebut this demonstration of "good cause," Continental respectfully requests that the Staff exercise its discretion authorized under Rule 14a-8(j)(1) to permit the December 12, 2003 letter to be filed after the deadline.

In addition, Continental reiterates its notation that, should the Staff not exercise its discretion authorized under Rule 14a-8(j)(1) to permit the December 12, 2003 letter to be filed after the 80-day deadline by finding good cause, but the Staff otherwise would have found that the Proposal is excludable for one or more of the substantive reasons set forth below, then Continental will consider changing the date of this year's annual meeting of stockholders to allow a re-submission of its objections to the Proposal at least 80 calendar days before the date on which Continental would then expect to file its definitive 2004 Proxy Materials with the Commission in advance of the new annual meeting date.

As discussed more fully below, Continental believes the Proposal, Revised Proposal and Supporting Statement may properly be excluded from the 2004 Proxy Materials pursuant to the following provisions:

1. Rule 14a-8(i)(8), because the Proposal and Revised Proposal both relate to election for membership on the Company's Board of Directors;

2. Rule 14a-8(i)(2), because both the Proposal and Revised Proposal, if implemented, would cause the Company to violate a state law to which it is subject; and

3. Rule 14a-8(i)(6), because both the Proposal and Revised Proposal require the Company to implement a proposal for which it lacks power or authority.

I. The Proposal and Revised Proposal May Be Excluded under Rule 14a-8(i)(8) Because They Both Relate to Election For Membership on the Company's Board of Directors

As the Company stated in its December 12, 2003 letter, the Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(8) because it is crafted to prevent two specific director nominees – Messrs. Bonderman and Price – from being eligible for election to and serving on the Company's Board of Directors. In his response, the Proponent counters that the Proposal does not intend to impact the election of Messrs. Bonderman and Price and therefore does not trigger the exclusion permitted under Rule 14a-8(i)(8). Continental believes that this assertion is clearly discredited by the language of the Supporting Statement, regardless of whether it fails to specifically mention Mr. Price or whether it discusses Mr. Bonderman, as the Proponent contends, merely for the sake of highlighting the purpose of the Proposal. Despite the pretext of establishing general qualifications for membership to the Company's Board of Directors, the Proposal seeks to prevent these members from election to and service on the Company's Board of Directors.

The most significant deficiency in the Proponent's rebuttal is its failure to distinguish the Proposal from that discussed in *Rauchman v. Mobil Corp., 739 F.2d 205, Fed. Sec. L. Rep. (CCH) ¶ 91555 (6th Cir. 1984).* In this case, the court allowed exclusion because the shareholder proposal would have forbidden the election of a particular nominee and "unmistakably and expressly referred to [the nominee], although not by name." *Rauchman at 208.* In the present case, the Proponent's Proposal will forbid the election of both Messrs. Bonderman and Price, and its Supporting Statement "unmistakably and expressly" refers to Mr. Price, although not by name, and in the case of Mr. Bonderman, goes beyond the facts of *Rauchman* by explicitly referring to him.

The Proponent also relies on *America West Holdings Corp., SEC No-Action Letter (Mar. 9, 1998)*, apparently suggesting that the Staff should find this case persuasive. Continental does not agree. In *America West*, a shareholder sought to submit a proposal which would require that the company's chairman of the board be an independent director who was not formerly the chief executive of the company. In seeking exclusion, the company claimed that this proposal triggered Rule 14-8(i)(8) because its current chief executive was also the chairman of its board of directors. However, the shareholder rightfully argued that this proposal did not relate to the election of directors because it did not mention the election of directors nor suggest that the chief executive should be ineligible to serve on the company's board of directors – it merely sought to split the positions of board chairman and chief executive. In the present case, the Proponent's Proposal clearly relates to the election of directors. Moreover, the argument proffered by the Proponent in support of the Proposal explicitly states that it relates to "qualifications for future members to the Board [of Directors] . . . ."

The Proponent seeks to remedy the Proposal by offering the Revised Proposal, which would have the effect of prohibiting this provision from interfering with the term of any Board member elected in 2004. Continental believes that this revision does not cure the Revised Proposal. At best, it merely delays the impact of the provision, because its prohibition will clearly prevent Messrs. Bonderman and Price from being eligible for election to and serving on the Company's Board of Directors in 2005. Continental does not believe that such delayed application is sufficient to protect the Revised Proposal from the Staff's past interpretations of Rule 14a-8(i)(8) (as noted in our letter to the Commission dated December 12, 2003) and the court's holding in *Rauchman*.

Accordingly, based on the foregoing, both the Proposal and the Revised Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(8).

II. The Proposal and the Revised Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Either Would Require the Company to Adopt a Proposal That, If Implemented, Would Cause the Company to Violate Delaware Law

Both the Proposal and Revised Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation and enforcement by the Board of Directors would necessitate that the Board remove incumbent directors who have a "material, non-ordinary course investment," and the removal of incumbent directors is a power that is expressly reserved to stockholders under Delaware law. In his response, the Proponent relies on the amended language provided in the Revised Proposal, claiming that preventing effectiveness until the Board nominates directors for 2005 and prohibiting the provision from interfering with the term of any Board member elected in 2004 would prevent the Company from violating Delaware law. Continental does not agree.

The critical failing of the Revised Proposal is that it continues to apply to members of the Company's Board of Directors. It is irrelevant whether the Revised Proposal delays enforcement because such a delay bears no impact on whether the policy may necessitate the removal of incumbent directors when it is implemented and eventually enforced by the Board. It is certainly possible that a person will be eligible for nomination and election to the Company's Board of Directors but may acquire, during the term of his or her membership on the board, a "material, non-ordinary course investment" that is prohibited by the Revised Proposal. In such a case, Continental believes that enforcement of the policy by the Board of Directors would necessitate the Board to remove the incumbent director, an act which would be in clear violation of Delaware law.

The Proponent suggests that the Revised Proposal, if ultimately adopted as policy, would simply become a guideline for the Board to consider when choosing director nominees. This argument is incorrect in two respects. First, the Revised Proposal cannot be properly characterized as a mere policy "guideline" for the Company's Board of Directors, because its plain language expressly prohibits persons having a "material, non-ordinary course investment" from being a member of the Board. Second, it cannot be properly characterized as applying solely to director nominees, because its plain language expressly encompasses members of the Board as well. Accordingly, based on the foregoing, both the Proposal and Revised Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(2).

III. Both The Proposal and Revised Proposal May Be Excluded Under Rule 14a-8(i)(6) Because Either Requires the Company To Implement a Proposal For Which It Lacks Power or Authority

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(6) because, under Delaware law, the Company's Board of Directors lacks the power or authority to remove incumbent directors. Again, the Proponent relies on the amended language provided in the Revised Proposal. The Proponent claims that preventing effectiveness until the Board nominates directors for 2005 and prohibiting the provision from interfering with the term of any Board member elected in 2004 would provide the Company with the power or authority to implement the Revised Proposal. Continental does not agree.

Continental reiterates that such delayed implementation is irrelevant. The enforcement of the Revised Proposal, however delayed, will trigger the exclusion provided in Rule 14a-8(i)(6) because the policy continues to apply to members of the Company's Board of Directors. Again, it is certainly possible that a person will be eligible for nomination and election to the Company's Board of Directors but may acquire, during the term of his or her membership on the board, a "material, non-ordinary course investment" that is prohibited by the Revised Proposal. In such a case, enforcement of the policy by the Board of Directors would necessitate the Board to remove the incumbent director, an act which would be in clear violation of Delaware law. Thus, the Company lacks the power or authority to implement the Revised Proposal. Accordingly, based on the foregoing, both the Proposal and Revised Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(6).

For the reasons set forth in this letter and in our letter of December 12, 2003, Continental respectfully requests that the Staff concur in its opinion that the Proposal and Revised Proposal may be excluded from Continental's 2004 Proxy Materials. Continental would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call the undersigned, at 713-324-5207, or Kevin P. Lewis at Vinson & Elkins, at 713-758-3884, if you should need further assistance or have any questions regarding this matter.

Respectfully,

Jennifer L. Vogel CWA

Jennifer L. Vogel

Enclosures

cc: Kevin P. Lewis, Vinson & Elkins

Exhibit A

No-Action Request, dated December 12, 2003, from the Company

Continental Airlines

Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary

Legal Department
41st Floor HQSLG
1600 Smith Street
Houston TX 77002

Tel 713 324 5207
Fax 713 324 5161
continental.com

December 12, 2003

Paula Dubberly

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIPT COPY
4:30
DEC 12 2003
183

Re: Shareholder Proposal Submitted by Michael Buus

Ladies and Gentlemen:

This letter is to inform you that Continental Airlines, Inc. ("***Continental***" or the "***Company***"), intends to omit from its proxy statement and form of proxy for its 2004 annual meeting of stockholders (collectively, the "***2004 Proxy Materials***"), a shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Continental stockholder Michael Buus (the "***Proponent***").

The Proposal requests that Continental's Board of Directors adopt a policy that no member of or nominee to the Board of Directors have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company. Under the terms of the Proposal, the Board of Directors must establish what represents a "material, non-ordinary course investment" such as a controlling interest in competitor companies and/or a substantial portion of an individual's personal assets. The Proponent's letter dated November 26, 2003, which sets forth the Proposal and Supporting Statement, is attached to this letter as Exhibit A.

The Company hereby respectfully requests that the staff of the Division of Corporation Finance (the "***Staff***") concur in its opinion that the Proposal and Supporting Statement may be excluded from Continental's 2004 Proxy Materials on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal and Supporting Statement from the 2004 Proxy Materials. Continental expects to mail its definitive 2004 Proxy Materials on or about February 13, 2004.

Pursuant to Rule 14a-18(j)(1), this letter must be filed with the Commission no later than 80 calendar days before the Company files its definitive 2004 Proxy Materials with the Commission. Continental acknowledges that it has not satisfied this requirement. However, Rule 14a-8(j)(i) permits the Company to submit this letter later than 80 calendar days before filing its definitive 2004 Proxy Materials if it can demonstrate "good cause" for missing the

deadline. Continental hereby respectfully requests that the Staff exercise its discretion authorized under Rule 14a-8(j)(1) to permit this letter to be filed after the deadline by finding good cause based on the following facts:

- the date of this year's annual meeting of stockholders was advanced by the Company by more than 30 days from the date of the previous year's meeting, from May 14 to March 12;

- as required by and in accordance with Rule 14a-5(f), the Company informed its stockholders of the new date of the 2004 annual meeting of stockholders by including a notice, under Item 5, in its quarterly report on Form 10-Q for the quarter ended September 30, 2003, filed with the Commission on October 16, 2003;

- the Company elected not, however, to change the deadline for submitting shareholder proposals for inclusion in the Company's proxy materials for its next annual meeting of stockholders under Rule 14a-8, because the Company determined that:

    - o the date on which the Company filed its quarterly report containing the notice of change of the date of the Company's annual meeting (although approximately one month before the date by which such quarterly report was required to be filed) was already less than 120 days prior to the date on which the Company anticipated filing its definitive 2004 Proxy Materials;

    - o allowing stockholders to submit proposals on or prior to November 27, 2003, the deadline for submission provided in the proxy statement for the Company's 2003 annual meeting of stockholders, still permitted the Company a reasonable time to address any substantive and procedural flaws in such proposals; and

    - o therefore the Company would have unfairly prejudiced its stockholders by selecting and publishing on October 16, 2003, a deadline for the submission of shareholder proposals substantially before the originally-published deadline of November 27, 2003;

- the Proponent submitted his shareholder proposal before November 27, 2003, the expiration of the deadline for submission provided in the proxy statement for the Company's 2003 annual meeting of stockholders; and

- the Company has filed this letter with the Commission as soon as is reasonably practicable after receipt of the Proposal on November 26, 2003.

Continental also respectfully notes that, should the Staff not exercise its discretion authorized under Rule 14a-8(j)(1) to permit this letter to be filed after the 80-day deadline by finding good cause based on the foregoing facts, but the Staff otherwise would have found that the Proposal is excludable for one or more of the substantive reasons set forth below, then Continental will consider changing the date of this year's annual meeting of stockholders to allow a re-submission of its objections to the Proposal at least 80 calendar days before the date on which Continental would then expect to file its definitive 2004 Proxy Materials with the Commission in advance of the new annual meeting date.

As discussed more fully below, Continental believes the Proposal and Supporting Statement may properly be excluded from the 2004 Proxy Materials pursuant to the following provisions:

1. Rule 14a-8(i)(8), because the Proposal relates to election for membership on the Company's Board of Directors;

2. Rule 14a-8(i)(2), because the Proposal, if implemented, would cause the Company to violate a state law to which it is subject;

3. Rule 14a-8(i)(6), because the Proposal requires the Company to implement a proposal for which it lacks power or authority; and

4. Rule 14a-8(i)(9), because the Proposal directly conflicts with one of the Company's own proposals that is to be submitted to the stockholders at the same meeting.

Continental also notes that the Proponent has failed to demonstrate, in accordance with Rule 14a-8(b)(2), that he satisfies the eligibility requirements of Rule 14a-8(b)(1), because he has failed to submit the materials required under Rule 14a-8(b)(2). Continental has notified the Proponent of his failure to satisfy these requirements, and a copy of this correspondence is attached as Exhibit B. If the Proponent fails to respond with 14 days of receipt of this correspondence, or if the Proponent fails to properly satisfy such eligibility requirements within this 14-day period, then Continental may raise with the Staff this failure to meet the eligibility requirements as an additional reason to exclude the Proposal and the Supporting Statement from Continental's 2004 Proxy materials.

I. The Proposal May Be Excluded under Rule 14a-8(i)(8) Because It Relates to Election For Membership on the Company's Board of Directors

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(8), which allows a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that "the principal purpose of [paragraph (i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting

reforms in elections of that nature, since the proxy rules, including Rule 14a-11, are applicable." SEC Release No. 34-12598 (July 7, 1976).

By the terms of the Proposal, the Board of Directors will be asked to adopt a policy that would prevent specific nominees from being elected to the Company's Board of Directors. The Company notes that while the Commission has allowed proposals that would establish qualification for membership on a company's board, it has also taken the position that proposals which target specific candidates are excludable under Rule 14a-8(i)(8). *See, e.g., Duke Energy Corporation, SEC No-Action Letter (Feb. 24, 2000)* (proposal that the company adopt a policy preventing directors from serving on more than four other boards of directors is not excludable); *United Park City Mines Co., SEC No-Action Letter (June 30, 1983)* (proposal that board of directors increase the number of directors is not excludable because it does not relate to the election of a particular person); *Honeywell International Inc., SEC No-Action Letter (Mar. 2, 2000)* (proposal to make directors ineligible for election if they fail to enact a resolution adopted by the shareholders is excludable because it would disqualify identifiable incumbent directors who served on the board at an earlier date when the company did not implement a specific shareholder resolution).

In particular, the Staff has not permitted proponents to avoid this prohibition against targeting specific candidates by drafting proposals that purport to establish general qualifications for membership but in reality are crafted to apply only to particular candidates. *See, e.g., PepsiCo Inc., SEC No-Action Letter (Feb. 01, 1999)* (proposal, which requests the board of directors to establish a policy requiring the resignation of board members whose individual professional responsibilities change, is excludable because it appears to question the ability of two members of the board who will stand for reelection at the upcoming annual meeting); *Delta Airlines, Inc., SEC No-Action Letter (July 21, 1992)* (proposal excluding members of the company's board of directors from reelection if they have been involved in specified conduct is excludable because it calls into question the qualifications of at least one director up for reelection); *Mobil Corp., SEC No-Action Letter (Jan. 29, 1982)* (proposal requesting that the company amend its bylaws to disqualify citizens of OPEC countries from board eligibility is excludable because it calls into question the qualifications of one incumbent director for reelection). The courts have also concurred with the Commission's position. *See Rauchman v. Mobil Corp., 739 F.2d 205, Fed. Sec. L. Rep. (CCH) ¶ 91555 (6th Cir. 1984).*

In *Rauchman*, a shareholder of Mobil Corp. proposed to amend the company's bylaws to disqualify citizens of OPEC-member countries from election to or membership on the company's board of directors. *Rauchman, 739 F.2d at 206.* In concluding that the proposal related to an election to office and thus, under the rules of the Commission, was not required to be included in the company's proxy materials, the court observed:

> It was undisputed that Suliman S. Olayan, a Saudi Arabian citizen, was running for reelection to Mobil's board of directors. The election of Olayan to the board would have been forbidden by the proposed bylaw

> amendment, since the amendment would have made him ineligible to sit on the board. Paragraph one of the proposed comment submitted by Rauchman unmistakably and expressly referred to Olayan, although not by name. *Id at 208.*

In the present case, the Company believes that the Proponent's Proposal has been intentionally crafted to prevent two specific director nominees – Messrs. Bonderman and Price – from being eligible for election to and serving on the Company's Board of Directors, despite being masked in the guise of establishing general qualifications for membership to the Company's Board of Directors. Going beyond the facts in *Rauchman*, however, the Proposal's Supporting Statement specifically discusses one current member of the Company's Board of Directors – Mr. Bonderman – who would be ineligible for reelection and service if the Company's Board of Directors were to adopt and implement the policy set forth in the Proposal.

Moreover, it cannot be said that the policy does not target specific candidates merely because the Proposal grants discretion to the Board of Directors to establish the meaning of a "material, non-ordinary course investment." The Supporting Statement demonstrates that the Proposal's admonishment of improper investments is directed towards those of Mr. Bonderman, and the Proponent provides an explicit example of what the stockholders might consider to be a disqualifying "material, non-ordinary course investment" when adopting the Proposal (by suggesting the definition of "controlling interest in competitor companies and/or a substantial portion of an individual's personal assets"). Nor does the fact that, over the years, a general policy such as the one proposed by the Proponent may have, from time to time, rendered one or more nominees other than Messrs. Bonderman and Price ineligible for election to the Company's Board, take away from the point that the Proposal purports to prohibit the candidacy of current Board nominees. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(8).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because It Requires the Company to Adopt a Proposal That, If Implemented, Would Cause the Company to Violate Delaware Law

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(2), which allows a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Staff has often recognized that conflict with a state's corporation law may be a basis for omission of a proposal and its supporting statement. *See, e.g., Ford Motor Company, SEC No-Action Letter (Feb. 4, 1993)* (proposal, if implemented, would require the company to discriminate between common stockholders in the payment of dividends, in violation of Delaware law); *Sears Roebuck & Company, SEC No-Action Letter (Jan. 13, 1993)* (proposal, if implemented, would require the company to discriminate among common stockholders in voting rights, in violation of New York law); *Exxon Corporation, SEC*

No-Action Letter (Dec. 31, 1992) (proposal, if implemented, would require the company to discriminate among common stockholders in voting rights, in violation of New Jersey law).

Consistent with the foregoing analysis under Rule 14a-8(i)(8), the policy set forth in the Proposal would, if implemented by the Board of Directors, render two incumbent directors ineligible for membership on the Company's Board of Directors. Therefore, implementation and enforcement of the policy by the Board of Directors would necessitate that the Board remove these violating directors. However, under Delaware law, members of the board of directors cannot be removed from the board without a vote of the stockholders and, where removal is for cause, without an opportunity to be heard.

Because Continental is incorporated under the laws of the state of Delaware, it is subject to the provisions of the Delaware General Corporation Law. Section 141(k) of the Delaware General Corporation Law, as amended ("***Section 141(k)***"), provides that "[a]ny director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. . . ." (Continental notes that subsections (1) and (2) of Section 141(k), which provide exceptions to the general rule above but leave intact the fundamental right of stockholders to effect the removal of directors, are inapplicable to the Company because, in the case of subsection (1), Continental does not have a classified board, and in the case of subsection (2), Continental stockholders do not have cumulative voting rights.) A plain reading of Section 141(k) demonstrates that Delaware law expressly reserves the right to remove directors to a company's stockholders, and the provision contemplates that such removal would be effected pursuant to a proper vote of the stockholders.

This fundamental right of Delaware company stockholders has also been well-established by the courts. *See David A. Drexler, et al., Delaware Corporation Law and Practice, §13.01 [11] (2003)* ("The underlying philosophy of the Delaware decisions is that the selection of, and continued service by, directors is a matter solely for the stockholders of the corporation who elected them . . ."); *R. Franklin Balotti and Jesse A. Finkelstein, Delaware Law of Corporations & Business Organizations, §4.4 (2003)* ("Like the right to elect directors, the right to remove directors is a fundamental element of stockholder authority"). Furthermore, where removal of a director is for cause, as would apparently be the case if the Proposal were implemented by the Board of Directors, Delaware courts have held that a director is entitled to fundamental due process rights. *See Campbell v. Loews, Inc., 134 A.2d 852 (Del. Ch. 1957)* (holding that where there is an attempt to remove a director for cause the director is entitled to present his or her defense prior to the vote of stockholders on his or her continued incumbency). As required by Rule 14a-8(j)(2)(iii), the Company has attached hereto as Exhibit C the opinion of Morris, Nichols, Arsht & Tunnell, supporting the Company's position set forth in this Section II. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(2).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because It Requires the Company To Implement a Proposal For Which It Lacks Power or Authority

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(6), which allows a company to exclude a shareholder proposal from its proxy materials "[i]f the company would lack the power or authority to implement the proposal." The staff has a well-established record of recognizing this exclusion. *See, e.g., Alcide Corp., SEC No-Action Letter (Aug. 11, 2003)* (proposal requiring that each member of the company's compensation committee be independent is excludable because the board lacks the power to ensure the election of directors who meet specified criteria); *Boeing Co., SEC No-Action Letter (Feb. 13, 2001)* (proposal recommending that the company's key board committees transition to and maintain directors meeting certain criteria is excludable because it does not appear to be within the board's power to ensure the election of individuals meeting the specified criteria); *Farmer Bros. Co., SEC No-Action Letter (Oct. 15, 2002)* (proposal seeking to amend the company's by-laws to provide that a majority of the board of directors be independent, to form board committees composed entirely of independent directors and to allow for cumulative voting in board elections, is excludable under rule 14a-8(i)(6)).

Implementation and enforcement of the policy set forth in the Proposal would require the Company's Board of Directors to remove two incumbent members because they would no longer be eligible to serve on the Board of Directors. However, as discussed above under Rule 14a-8(i)(2), Section 141(k) expressly reserves to a company's stockholders the right to remove directors. Therefore, because implementation and enforcement of the Proposal would necessitate that the Board remove one or more of its members, and because such removal is expressly prohibited by the laws under which Continental is incorporated, the Company lacks the power or authority to implement the Proposal. The opinion of Morris, Nichols, Arsht & Tunnell, attached as Exhibit C as required by Rule 14a-8(j)(2)(iii), supports the Company's position set forth in this Section III. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(6).

IV. The Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts With One of the Company's Own Proposals

The Proposal may be properly omitted from Continental's 2004 Proxy Materials pursuant to Rule 14a-8(i)(9), which allows a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." This exclusion reflects the basic notion that proponents should not be able to frustrate management, and is one the Staff has long recognized. *See, e.g., AOL Time Warner Inc., SEC No-Action Letter (Mar. 03, 2003)* (proposal, which urges the adoption of a policy prohibiting future stock option grants to senior executives in violation of existing employment agreements or similar plans, is excludable because the terms of the company's proposal that seeks approval of a stock option plan conflicted with the shareholder proposal); *Osteotech, Inc.,*

SEC No-Action Letter (Apr. 24, 2000) (proposal, which prohibited in specified circumstances the grant of additional options under a stock option plan to certain officers or directors, is excludable because the company intended to propose a new stock option plan whose provisions would conflict with the shareholder proposal); *INTERLINQ Software Corp., SEC No-Action Letter (Apr. 20, 1999)* (proposal, which relates to the company engaging in a tender offer for its outstanding shares, is excludable because an alternative and conflicting proposal of the company to be voted on by shareholders could provide inconsistent and ambiguous results).

The terms of the Proposal are likely to have the effect of disqualifying nominees from being elected to the Company's Board of Directors. Each year since at least 1995, Continental has submitted proposals in its annual proxy materials that request the stockholders to elect at least one nominee that would be disqualified from serving on the Board if the Proposal were adopted by the stockholders and enacted by the Board. While the nominees for election at this year's annual meeting of stockholders have not yet been recommended to the Board by the Company's Corporate Governance Committee or nominated by the Board, the Company anticipates that there is a material possibility that, at the time the Company's 2004 Proxy Materials are submitted to its shareholders, the Proposal will be in clear and direct conflict with the Company's proposal seeking election of the Board's nominees (especially given that, as discussed above under Rule 14a-8(i)(8), the Proposal is crafted to specifically target and disqualify two current members of the Board of Directors). The Staff and the courts have previously determined that such a proposal is properly excludable. For example, in *Rauchman* (discussed above under Rule 14a-8(i)(8)), the shareholder suggested on appeal that his proposal was not targeted towards Olayan because it would only have an incidental impact on his reelection. *Rauchman v. Mobil Corp., 739 F.2d 205, Fed. Sec. L. Rep. (CCH) ¶ 91555 (6th Cir. 1984).* The court of appeals was not persuaded, however, and noted that "Mobil stockholders could not vote for Rauchman's proposal and at the same time ratify the nomination of Mr. Olayan." *Rauchman, 739 F.2d at 208 (relying on Rauchman v. Mobil Corp., No. C-1-82-174, slip op. at 8 (S.D.Ohio Aug. 4, 1982)).* Like the proposal in *Rauchman*, the current Proposal would likely prevent the stockholders from voting for the Proposal and at the same time electing one or more of the Board's nominees for the Board of Directors. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(9).

For the reasons set forth in this letter, Continental respectfully requests that the Staff concur in its opinion that the Proposal may be excluded from Continental's 2004 Proxy Materials. Continental would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call the undersigned, at 713-324-5207, or Kevin P. Lewis at Vinson & Elkins, at 713-758-3884, if you should need further assistance or have any questions regarding this matter.

Respectfully,

Jennifer L. Vogel

Jennifer L. Vogel

Enclosures

cc: Kevin P. Lewis, Vinson & Elkins

Exhibit A

The Proposal

Ms. Jennifer Vogel
Corporate Secretary
Continental Airlines
1600 Smith St. HGSLG
Houston, TX 77002

VIA FAX: 713-324-5161

Dear Ms. Vogel:

I hereby submit the following resolution in accordance with SEC Rule 14-a-8 to be presented at the Company's 2004 Annual meeting.

I have owned greater than $2,000 in Continental shares continuously for at least one year and I intend to continue to own at least this amount through the date of the 2004 annual meeting. Enclosed please find relevant proof of ownership.

Any written communication should be sent to me at:
Michael Buus
9814 FM 1960 E Bypass #1410
Humble, Texas
77338

Thank you,

Michael Buus

Michael Buus
9814 FM 1960 E Bypass #1410
Humble, Texas
77338

2 Attachments

RESOLVED: That the shareholders of Continental Airlines, ("Continental" or the "Company"), request that the Board of Directors adopt a policy that no member of or nominee to the Board of Directors shall have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company.

The Board of Directors shall establish what represents a "material, non-ordinary course investment" such as controlling interest in competitor companies and/or a substantial portion of an individual's personal assets.

SUPPORTING STATEMENT

As a Continental employee and shareholder, I am deeply concerned for the long-term success of our company. Continental Airlines has struggled to survive and compete in an industry plagued by the threat of terrorism, lower than average passenger traffic and disappointing earnings.

That is why we need a Board of Directors that has only the best interests of Continental shareholders in mind. I believe that Directors who have significant personal or professional financial interests in the success of our competition are compromised in their ability to represent the long-term interests of shareholders.

For example, Continental's Director David Bonderman is the President and founder of Texas Pacific Group (TPG), a company that once held a controlling interest in Continental Airlines. Currently, TPG holds a controlling interest in competitor airline America West and has demonstrated interest in buying other competitor airlines. In addition, just this year, Mr. Bonderman divested nearly all of his equity interest in Continental while continuing to hold a Board position.

This raises serious questions regarding conflicts of interest caused by Director's financial involvement, interest, and/or control in competitor companies and access to highly sensitive business information.

This proposal does not seek to remove Mr. Bonderman from his current position on the Board of Directors. Rather, it asks that the Company adopt a policy that will protect shareholders from potentially costly conflicts of interest as described above.

This proposal does not seek to disqualify Board members or nominees that hold relatively small interests in competitor companies through a diversified portfolio or as part of an indexed fund such as the S&P 500.

Your Stock Investment Plan Account with Smith Barney
Telephone:
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Plan No. / Account No.	Trade Date		Shares	Name of Security		
09E XXX-XX-X931	05/02/03		.0000	CONTINENTAL AIRLINES INC.	4	
00000						
210795-30-8						

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376.2799	376.2799

SMITH BARNEY
citigroup

MICHAEL BULB
9814 FM 1960 BY PASS
1410
HUMBLE, TX
77338

Please notify Smith Barney immediately of any discrepancies.

Your Stock Investment Plan Account with Salomon Smith Barney Inc.
Telephone:
1-800-367-4777 (U.S. outside of New York) or 1-212-615-7835 (Elsewhere)

Plan No. / Account No.	Trade Date		Shares	Name of Security		
09E XXX-XX-X931	01/30/03		.0000	CONTINENTAL AIRLINES INC.	4	
00000						
210795-30-8						

PLEASE CALL 866-225-7427
FOR CUSTOMER SERVICE

376.2799	376.2799

SALOMON SMITH BARNEY
A member of citigroup

MICHAEL BULIS
9814 FM 1960 BY PASS
1410
HUMBLE, TX
77338

TOTAL SHARES AVAILABLE
FOR SALE : 119.5987

Please notify Salomon Smith Barney Inc. immediately of any discrepancies.

SALOMON SMITH BARNEY
A member of citigroup

Your account at Salomon Smith Barney:
- Is Not FDIC Insured
- Is Not Bank Guaranteed
- May Lose Value

We are required to provide you with the enclosed Employee Stock Purchase Plan (ESPP) statement because there was no activity in your account for the prior three months. Please Note: If your company processed an allocation recently, please disregard this statement. Your most current plan balance will be shown on a separate statement detailing the purchase which will be mailed to you under separate cover. If you have any questions, please call us toll free at 1-877-300-6719.

122384 SPB1002 2/03

Exhibit B

Continental's Letter to the Proponent

Continental Airlines

Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary

Legal Department
41st Floor HQSLG
1600 Smith Street
Houston TX 77002

Tel 713 324 5207
Fax 713 324 5161
continental.com

December 9, 2003

VIA FEDERAL EXPRESS

Mr. Michael Buus
9814 FM 1960 E Bypass #1410
Humble, Texas 77338

Dear Mr. Buus:

Thank you for your letter dated November 26, 2003, addressed to me as Secretary of Continental Airlines, Inc. (the "Company"), in which you submitted a shareholder proposal for inclusion in the Company's proxy statement for its next annual meeting of stockholders. We note that your proposal was submitted to us under Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8").

As you may know, Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. Under Rule 14a-8(b)(2), you may prove that you satisfy this eligibility requirement in one of two ways. If you are the registered holder of your securities, which means that your name appears in our records as a shareholder of the Company, we can verify your eligibility on our own. Alternatively, if you are not the registered holder of your securities, you must submit to us a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held your securities for at least one year.

Please note that the materials you submitted to us do not satisfy the requirements of Rule 14a-8(b)(2). Our records do not list you as a registered holder of the Company and you have not submitted an appropriate written statement from the record holder of your securities. In addition, the information you have sent us does not establish any ownership dating back to November 2002. Please note that according to the Securities and Exchange Commission's Staff Legal Bulletin No. 14, dated July 13, 2001, a shareholder's monthly, quarterly or other periodic investment statements do not satisfy the written statement requirement. You must submit an affirmative written statement from the record holder of your securities that specifically verifies that you owned the securities continuously for a period of one year as of the time you submitted your proposal.

For your convenience, a copy of Rule 14a-8 is enclosed.

Continental Airlines

We are providing you notice of this deficiency under Rule 14a-8(f)(1). If you wish to cure this deficiency, you must submit proof of your ownership to us. Your submission of proof must be postmarked, or transmitted electronically, no later than 14 days from the date in which you receive this notice. If you do not submit proof of ownership within this period, we will exclude your proposal from the proxy statement for next year's annual meeting because of your failure to meet the eligibility requirements. If you do submit proof of ownership within this period, we will review such proof to determine whether the deficiency has been cured. However, please note that we may nevertheless object to your proposal on the basis of other grounds described in Rule 14a-8(i).

Very truly yours,

Jennifer L. Vogel

JLV:bjs
51997v1

C

CODE OF FEDERAL REGULATIONS
TITLE 17--COMMODITY AND SECURITIES EXCHANGES
CHAPTER II--SECURITIES AND EXCHANGE COMMISSION
PART 240--GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A--RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATION OF PROXIES

Current through November 21, 2003; 68 FR 65827

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must

simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[41 FR 53000, Dec. 3, 1976, as amended at 43 FR 58530, Dec. 14, 1978; 44 FR 68456, 68770, Nov. 29, 1979; 48 FR 38222, Aug. 23, 1983; 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29119, May 28, 1998; 63 FR 50622, Sept. 22, 1998]

<General Materials (GM) - References, Annotations, or Tables>

17 C. F. R. § 240.14a-8

17 CFR § 240.14a-8

END OF DOCUMENT

Exhibit C

Opinion of Delaware Counsel

MORRIS, NICHOLS, ARSHT & TUNNELL

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 11, 2003

Continental Airlines, Inc.
1600 Smith Street, HQSLG
Houston, TX 77002

Ladies and Gentlemen:

This is in response to your request for our opinion whether a stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted to Continental Airlines, Inc., a Delaware corporation (the "Company" or "Continental"), by Mr. Michael Buus may be omitted from the Company's proxy statement and form of proxy for its 2004 annual meeting of stockholders pursuant to Rule 14a-8(i)(2) or Rule 14a-8(i)(6) under the Securities Exchange Act of 1934.

The Proposal requests that Continental's Board of Directors adopt a policy that no member of or nominee to the Board of Directors have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company. Under the terms of the Proposal, the Board of Directors must establish what represents a "material, non-ordinary course investment" such as a controlling interest in competitor companies and/or a substantial portion of an individual's personal assets.

As explained more fully below, it is our opinion that members of the board of directors of a Delaware corporation may not be removed from the board without a vote of stockholders and, where removal is for cause, without an opportunity to be heard. The Proposal, if implemented, would establish a policy requiring the automatic dismissal of a director or directors from the Company's Board of Directors without the vote or consent of stockholders and without the due process rights contemplated by Delaware law. Because this is contrary to Delaware law, in our opinion, the Proposal may be omitted from the Company's proxy statement and form of proxy in reliance on Rule 14a-8(i)(2), which authorizes the omission of a stockholder proposal if the proposal, if implemented, would "cause the company to violate any state, federal or foreign law to which it is subject." It is also our opinion that the Proposal requires the Company to implement a proposal for which it lacks the power or authority. Therefore, we believe that the Proposal may also be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(6).

The Proposal, if approved by stockholders and adopted by the Board of Directors, would establish a Company policy that no director of the Company have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company. To enforce or give effect to the Proposal, were it adopted, would require the immediate removal from the Company's board of any director or directors who violate that policy.

Section 141(k) of the Delaware General Corporation Law (the "DGCL") is the only provision of Delaware law that provides for the removal of an incumbent director from a corporation's board of directors. It provides:

> Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:
>
> (1) Unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified as provided in subsection (d) of this section, shareholders may effect such removal only for cause; or
>
> (2) In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.
>
> Whenever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.

We note that Continental does not have a classified board or cumulative voting. As a result, paragraphs (1) and (2) above are inapplicable to it and its Board of Directors.

Section 141(k), by its terms, clearly reposes the power to remove directors of a Delaware corporation in the stockholders. Moreover, the statute contemplates that such removal will be accomplished pursuant to a vote of stockholders. This is consistent with the principle that directors are elected by stockholders and manage the corporation's affairs on the stockholders' behalf. This principle is well established in the case law. See David A. Drexler, et al., Delaware Corporation Law and Practice, §13.01 [11] (2003) ("The underlying philosophy of the Delaware decisions is that the selection of, and continued service by, directors is a matter

solely for the stockholders of the corporation who elected them . . ."); R. Franklin Balotti and Jesse A. Finkelstein, Delaware Law of Corporations & Business Organizations, §4.4 (2003) ("Like the right to elect directors, the right to remove directors is a fundamental element of stockholder authority.").[1] Moreover, where removal of a director is for cause, as would apparently be the case if the Proposal were to be implemented, the Delaware courts have held that a director is entitled to fundamental due process rights. Thus, in Campbell v. Loews, Inc., 134 A.2d 852 (Del. Ch. 1957) the Court of Chancery held that where there is an attempt to remove a director for cause the director is entitled to present his or her defense prior to the vote of stockholders on his or her continued incumbency.

The Proposal does not expressly address the consequences of a violation of the policy of which it seeks the adoption. However, that policy can only be given effect if a sitting director who violates the policy can no longer serve on the Company's Board of Directors. This would amount to the removal of a director from the Company's board, without a stockholder vote, and without any opportunity for the director to present a defense.

As a result, in our opinion, the Proposal would, if implemented, cause the Company to violate Delaware law. As a consequence, in our opinion, the Proposal may be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(2).

Because, for the reasons set forth above, the Proposal would establish a policy, the implementation of which would require it to violate Delaware law, it is also our opinion that

---

1 Directors do not have power to remove fellow directors under the DGCL. Whether they could be given that power under a corporation's certificate of incorporation is undecided. Rodman Ward, Jr., et al., Folk on the Delaware General Corporation Law, §141.5 (2003).

Continental does not have the power or authority to implement the Proposal. For that reason, Rule 14a-8(i)(6) provides a separate and independent basis for omission of the Proposal from the Company's proxy statement and form of proxy.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

383605

Exhibit B

Response to No-Action Request, dated December 22, 2003, from the Proponent

1444250_6.DOC

December 22, 2003

Ms. Jennifer L. Vogel
Senior Vice President
General Counsel and Secretary
Continental Airlines Inc.
Legal Department, 41st Floor HQSLG
1600 Smith Street
Houston, TX 77002

Dear Ms. Vogel:

I am in receipt of your letter dated December 9, 2003 requesting further documentation of proof of my stock ownership necessary to submit a shareholder proposal.

Please find enclosed a letter from Smith Barney/Citigroup, the record holder of my securities that confirms my stock ownership.

Please also find enclosed a copy of my response to your no-action request to the Securities & Exchange Commission dated December 12, 2003.

Any written communication should be sent to me at:

Michael Buus
9814 FM 1960 E Bypass #1410
Humble, TX 77338

Thank you,

Michael Buus

SMITH BARNEY
citigroup

December 17, 2003

Michael Buus
9814 FM 1960
E-bypass 1410
Humble, TX 77338

RE: Continental Airlines stock purchase account

Dear Mr. Buss,

This letter confirms the fact that Smith Barney holds 376.2799 shares of Continental Airlines common stock for the benefit of Michael Buss, with a market value as of the date of this letter of $5,846.80 for a period in excess of one year dating back from November 2003.

If you have any questions, please do not hesitate to call me at (713)658-2700.

Sincerely,

David Schnepp
Control Administrator

December 22, 2003

Office of the Chief Counsel
Division of Corporate Finance
Securities & Exchange Commission
450 Firfth Street, N.W.
Washington, DC 20549

RE: Request for No-Action by Continental Airlines Inc. on the Shareholder Proposal Submitted by Continental Stockholder Michael Buss.

Ladies and Gentlemen:

I am in receipt of a letter sent to you from Jennifer L. Vogel, Senior Vice President, General Counsel and Secretary of Continental Airlines ("Continental" or "the Company") dated December 12, 2003. In that letter, Counsel gives notice of the Company's intent to exclude my shareholder proposal from Continental's proxy materials for 2004.

In accordance with Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibit.

My shareholder proposal requesting Continental's Board of Directors to adopt criteria for Director qualification is a legitimate issue for shareholder consideration and must be included in the Company's proxy materials.

Initially, the request by Continental Airlines for no-action relief is time-barred because, as Continental admits, it failed to request relief in a timely manner as required by Rule 14a-8 (j)(1). Continental has asked that the Commission use allowable discretion to forgive their late request for no-action based on the fact that they chose to move their 2004 annual meeting from May 14 to March 12 thus compressing the time they have to publish their proxy materials. However, as also acknowledged in their letter, Continental did not move up the filing deadline for shareholder proponents to submit proposals for inclusion in the 2004 proxy statement. I believe they should therefore abide by the rules and allow the Commission proper time to address any concerns over the substance of my proposal or include my proposal as submitted.

Should the Commission find the Company's request persuasive and chooses to review the Company's no-action request, please find my responses to the Company's arguments.

ARGUMENTS

1. The Proposal May Be Included Under Rule 14a-8(i)(8) Because it Does Not Relate to the Election for Membership on the Company's Board of Directors

My proposal does not ask nor intend to impact the election of any nominee to the Continental Board of Directors. The proposal seeks a policy to be adopted by the Continental Board regarding qualifications for future members to the Board just as Continental's Board has already established an age-based qualification for Board membership.[1]

My proposal does not, as the Company suggests, seek to interfere with a shareholder vote for any nominee including Messrs. Bonderman and Price. In fact, my proposal never mentions Mr. Price and uses statements of fact about Mr. Bonderman only to highlight why I believe qualifications for Board membership would better protect the interests of Continental shareholders.

In 1998, the Commission concurred with the International Brotherhood of Teamsters' General Fund's defense of its proposal at America West Airlines seeking the separation of Chairman and CEO which stated that proposals should be relevant to and specifically address the needs of particular corporations. [2]

In the spirit of cooperation and clarification, I would be willing to amend the proposal to add a final sentence in the RESOLVED portion to read:

> If adopted, this policy shall not go into effect until Continental's Board nominates its 2005 Directors. The policy shall not interfere with the term of any Board member elected in 2004 (see EXHIBIT A, Revised Shareholder Proposal).

2. The Proposal May Be Included Under Rule 14a-8(i)(2) Because it Does Not Cause the Company to Violate State Law

The Company argues that allowing this proposal to be voted on by shareholders would cause the Company to violate Delaware law, the State of the Company's incorporation. Specifically they argue that the proposal would render two incumbent directors ineligible for membership on the Company's Board. Under Delaware law, members of the Board of Directors cannot be removed from the Board without a vote of the stockholders and, where removal is for cause, without an opportunity to be heard. I believe my proposed amendment (see above) renders the company's point moot and adheres to Delaware law as it does not impact any current director, nominee, or term of director elected in 2004.

---

[1] Continental Airlines Inc. Corporate Governance Guidelines, Board Composition, 1(f) age.
[2] America West Holdings Corp. SEC No-Action Letter (March 9, 1998) (Proposal Requesting Split Chair/CEO Positions).

If ultimately adopted as policy, my proposal would simply become a guideline that the Board must consider when choosing Director nominees. I believe the investor concerns addressed by my proposal are as important as the age of a Director.

3. The Proposal May Be Included Under Rule 14a-8(i)(6) – Because it Does Not Require the Company to Implement a Proposal for Which it Lacks Power or Authority

The Company argues again that the proposal would force the Board of Directors to remove two incumbent members because they would no longer be eligible to serve on the Board. Rule 14a-8(i)(2), Section 141(k) expressly reserves the right to remove Directors to Company stockholders.

Again, my proposed amendment to the resolution (see above) will address these concerns, as the proposal <u>will not</u> and <u>cannot</u> force the removal of any incumbent directors. The proposal if adopted, would not go into effect until the nominating cycle for the 2005 shareholder meeting and expressly states that it will not impact the term of any Director elected in 2004.

4. The Proposal May Be Included Under Rule 14a-8(i)(9) Because it Does Not Directly Conflict With One of the Company's Own Proposals

The Company argues that my proposal would interfere with its own proposal to elect their nominees for Director.

First, as I write this letter, I still do not know who the Company's Director nominees are because, as the Company stated in its no-action request, "The nominees for election at this year's annual meeting of stockholders have not yet been recommended to the Board by the Company's Corporate Governance Committee or nominated by the Board."

Second, as stated previously, my proposal will not conflict with any 2004 nominees for Director or if elected their terms of office.

Third, my amendment eliminates any question concerning "interference" with the potential election of Messrs. Price and Bonderman.

<u>CONCLUSION</u>

I have put forth this resolution for consideration by my fellow Continental shareholders because I believe that they share my concerns for the success of our Company and that to protect our investment we must safeguard our Board from conflicts of interest.

Based on the foregoing analysis, I respectfully request that the Division take action to enforce inclusion of my proposal in the 2004 Continental Airlines' Proxy Materials.

Sincerely,

Michael Buss

cc: Jennifer L. Vogel, Senior Vice President & General Counsel
Continental Airlines

EXHIBIT A
REVISED PROPOSAL

RESOLVED: That the shareholders of Continental Airlines, ("Continental" or the "Company"), request that the Board of Directors adopt a policy that no member of or nominee to the Board of Directors shall have a material, non-ordinary course investment (either direct or indirect) in a direct competitor company.

The Board of Directors shall establish what represents a "material, non-ordinary course investment" such as controlling interest in competitor companies and/or a substantial portion of an individual's personal assets.

If adopted, this policy shall not go into effect until Continental's Board nominates it's 2005 Directors. The policy shall not interfere with the term of any Board member elected in 2004.

SUPPORTING STATEMENT

As a Continental employee and shareholder, I am deeply concerned for the long-term success of our company. Continental Airlines has struggled to survive and compete in an industry plagued by the threat of terrorism, lower than average passenger traffic and disappointing earnings.

That is why we need a Board of Directors that has only the best interests of Continental shareholders in mind. I believe that Directors who have significant personal or professional financial interests in the success of our competition are compromised in their ability to represent the long-term interests of shareholders.

For example, Continental's Director David Bonderman is the President and founder of Texas Pacific Group (TPG), a company that once held a controlling interest in Continental Airlines. Currently, TPG holds a controlling interest in competitor airline America West and has demonstrated interest in buying other competitor airlines. In addition, just this year, Mr. Bonderman divested nearly all of his equity interest in Continental while continuing to hold a Board position.

This raises serious questions regarding conflicts of interest caused by Director's financial involvement, interest, and/or control in competitor companies and access to highly sensitive business information.

This proposal does not seek to remove Mr. Bonderman from his current position on the Board of Directors. Rather, it asks that the Company adopt a policy that will protect shareholders from potentially costly conflicts of interest as described above.

This proposal does not seek to disqualify Board members or nominees that hold relatively small interests in competitor companies through a diversified portfolio or as part of an indexed fund such as the S&P 500.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Continental Airlines, Inc.
Incoming letter dated December 12, 2003

The proposal requests that the board of directors adopt a policy that no member or nominee to the board of directors have a material, non-ordinary course investment in a direct competitor company.

We are unable to concur in your view that Continental can exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Continental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Continental can exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Continental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We note that Continental did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it planned to file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we hereby grant Continental's request that the 80-day requirement be waived.

Sincerely,

Keir D. Gumbs
Special Counsel